Grupa Hotelowa

Warsaw, 2007-11-14

SUPPL

07028342

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the condensed statutory and condensed consolidated interim financial statements for the third quarter 2007 no 3/2007.

Best regards

Marcin Szewczykowski
Member of the Management Board

PROCESSED
DEC 0 4 2007
THOMSON
FINANCIAL

11/30

ORBIS GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

as at September 30, 2007 and for 9 months ended on September 30, 2007

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

as at September 30, 2007, June 30, 2007, December 31, 2006 and September 30, 2006

Assets	balance as at September 30, 2007	balance as at June 30, 2007	balance as at December 31, 2006	balance as at September 30, 2006
Non-current assets	**2 044 878**	**2 048 564**	**2 039 955**	**1 994 072**
Property, plant and equipment	1 877 383	1 880 970	1 874 497	1 828 215
Intangible assets, of which:	109 785	109 883	110 041	110 022
- goodwill	107 708	107 708	107 708	107 708
Investment in an associated company consolidated using the equity method of accounting	10 261	9 666	7 989	7 234
Available-for-sale financial assets	631	662	662	662
Other financial assets	4 366	4 529	3 612	4 402
Investment property	41 224	41 500	41 882	42 207
Other long-term investments	552	552	552	552
Deferred income tax assets	676	802	720	778
Current assets	**263 290**	**265 636**	**217 954**	**266 642**
Inventories	8 952	11 539	9 188	9 933
Trade receivables	92 160	83 028	55 263	88 247
Income tax receivables	28	46	55	21
Other short-term receivables	54 409	72 056	46 065	64 405
Financial assets at fair value through profit or loss	15 183	0	136	28 376
Cash and cash equivalents	92 558	98 967	107 247	75 660
Non-current assets held for sale	**17 177**	**17 161**	**7 143**	**2 222**
Total assets	**2 325 345**	**2 331 361**	**2 265 052**	**2 262 936**

Explanation of differences in presented data for 9 months 2006 against previously published data is described in point 11 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED BALANCE SHEET, continued

as at September 30, 2007, June 30, 2007, December 31, 2006 and September 30, 2006

Equity and Liabilities	balance as at September 30, 2007	balance as at June 30, 2007	balance as at December 31, 2006	balance as at September 30, 2006
Total equity	**1 706 790**	**1 671 277**	**1 661 720**	**1 624 967**
Capital and reserves attributable to equity holders of the Company	**1 705 223**	**1 669 947**	**1 660 003**	**1 623 003**
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 333
Foreign currency translation reserve	(697)	(675)	(628)	(347)
Retained earnings	1 054 833	1 019 535	1 009 544	972 263
Minority holdings	**1 567**	**1 330**	**1 717**	**1 964**
Non-current liabilities	**337 202**	**341 205**	**343 813**	**385 001**
Borrowings	230 542	230 888	230 305	267 255
Deferred income tax liability	62 057	65 016	70 169	67 668
Other non current liabilities	7 314	8 339	10 168	9 806
Provision for pension and similar benefits	37 238	36 911	33 120	40 221
Provisions for liabilities	51	51	51	51
Current liabilities	**281 353**	**318 879**	**259 519**	**252 968**
Borrowings	95 970	92 623	85 565	88 274
Trade payables	71 979	91 006	89 323	68 814
Current income tax liabilities	5 732	3 849	219	6 902
Other current liabilities	100 028	123 765	71 699	82 915
Provision for pension and similar benefits	5 886	5 805	5 863	4 799
Provisions for liabilities	1 758	1 831	6 850	1 264
Total equity and liabilities	**2 325 345**	**2 331 361**	**2 265 052**	**2 262 936**

Explanation of differences in presented data for 9 months 2006 against previously published data is described in point 11 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED INCOME STATEMENT

for 9 months and for 3 months ended on September 30, 2007 with comparable figures for the year 2006

	3 months ended on September 30, 2007	9 months ended on September 30, 2007	3 months ended on September 30, 2006	9 months ended on September 30, 2006
Net sales of services	358 094	891 601	343 107	813 723
Net sales of products, merchandise and raw materials	2 133	4 987	2 130	5 451
Cost of services, products, merchandise and raw materials sold	(252 862)	(642 985)	(231 108)	(591 484)
Gross profit on sales	**107 365**	**253 603**	**114 129**	**227 690**
Other operating income	3 721	15 647	3 272	17 110
Distribution & marketing expenses	(17 947)	(45 817)	(19 329)	(43 937)
Overheads & administrative expenses	(39 239)	(123 585)	(36 745)	(112 760)
Other operating expenses	(2 720)	(10 479)	(3 825)	(9 721)
Operating profit	**51 180**	**89 369**	**57 502**	**78 382**
Financial income	107	137	27	58
Financial expenses	(4 345)	(12 207)	(3 848)	(12 474)
Share in net profits of subsidiaries, affiliates and associated companies	595	2 272	723	2 014
Profit before tax	**47 537**	**79 571**	**54 404**	**67 980**
Income tax expense	(12 002)	(18 765)	(11 467)	(16 126)
Net profit for the period	**35 535**	**60 806**	**42 937**	**51 854**
Ascribed to:				
Shareholders of the controlling company	35 298	60 956	42 433	51 492
Minority shareholders	237	(150)	504	362
	35 535	**60 806**	**42 937**	**51 854**
Earnings per common share (in PLN)				
Earnings per share attributable to the equity holders of the Company for the period	0,77	1,32	0,92	1,12

Explanation of differences in presented data for 9 months 2006 against previously published data is described in point 11 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 9 months and for 3 months ended on September 30, 2007, for 12 months preceding and 9 months comparable for the year 2006

	Capital attributable to equity holders of the Company					
	Share capital	Other Capital	Foreign currency translation reserve	Retained earnings	Minority interests	Total
Twelve months ended on December 31, 2006						
Balance as at January 1, 2006	**517 754**	**133 333**	**(673)**	**936 438**	**1 602**	**1 588 454**
- profit (loss) for the financial year	0	0	0	88 773	115	**88 888**
- translation differences on consolidation	0	0	45	0	0	**45**
Total recognised income	**0**	**0**	**45**	**88 773**	**115**	**88 933**
dividends	0	0	0	(15 667)	0	**(15 667)**
Balance as at December 31, 2006	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
of which: nine months ended on September 30, 2006						
Balance as at January 1, 2006	**517 754**	**133 333**	**(673)**	**936 438**	**1 602**	**1 588 454**
- profit (loss) for the period	0	0	0	51 492	362	**51 854**
- translation differences on consolidation	0	0	326	0	0	**326**
Total recognised income	**0**	**0**	**326**	**51 492**	**362**	**52 180**
dividends	0	0	0	(15 667)	0	**(15 667)**
Balance as at September 30, 2006	**517 754**	**133 333**	**(347)**	**972 263**	**1 964**	**1 624 967**
Nine months ended on September 30, 2007						
Balance as at January 1, 2007	**517 754**	**133 333**	**(628)**	**1 009 544**	**1 717**	**1 661 720**
- profit (loss) for the period	0	0	0	60 956	(150)	**60 806**
- translation differences on consolidation	0	0	(69)	0	0	**(69)**
Total recognised income	**0**	**0**	**(69)**	**60 956**	**(150)**	**60 737**
dividends	0	0	0	(15 667)	0	**(15 667)**
Balance as at September 30, 2007	**517 754**	**133 333**	**(697)**	**1 054 833**	**1 567**	**1 706 790**
of which : three months ended on September 30, 2007						
Balance as at July 1, 2007	**517 754**	**133 333**	**(675)**	**1 019 535**	**1 330**	**1 671 277**
- profit (loss) for the period	0	0	0	35 298	237	**35 535**
- translation differences on consolidation	0	0	(22)	0	0	**(22)**
Total recognised income	**0**	**0**	**(22)**	**35 298**	**237**	**35 513**
dividends	0	0	0	0	0	**0**
Balance as at September 30, 2007	**517 754**	**133 333**	**(697)**	**1 054 833**	**1 567**	**1 706 790**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CONSOLIDATED CASH FLOW STATEMENT

for 9 months and for 3 months ended on September 30, 2007 with comparable figures for the year 2006

	3 months ended on September 30, 2007	9 months ended on September 30, 2007	3 months ended on September 30, 2006	9 months ended on September 30, 2006
OPERATING ACTIVITIES				
Profit before tax	**47 537**	**79 571**	**54 404**	**67 980**
Adjustments:	**33 375**	**112 978**	**25 760**	**72 479**
Share in net profit (loss) of companies consolidated using the equity method of accounting	(595)	(2 272)	(723)	(2 014)
Depreciation and amortization	41 308	123 010	37 429	111 437
(Gain) loss on foreign exchange differences	(10)	(425)	(265)	(79)
Interests	4 131	12 002	4 217	11 710
(Profit) loss on investing activity	145	986	(1 804)	(2 094)
Change in receivables	3 482	(51 740)	(2 368)	(59 757)
Change in current liabilities, excluding borrowinc	(17 655)	36 065	(12 361)	14 105
Change in provisions	335	(951)	(1 087)	(1 685)
Change in inventories	2 587	236	2 140	(497)
Other adjustments	(353)	(3 933)	582	1 353
Cash from operating activities	**80 912**	**192 549**	**80 164**	**140 459**
Income tax paid	(12 942)	(23 315)	(10 032)	(10 030)
Net cash flow from operating activities	**67 970**	**169 234**	**70 132**	**130 429**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	5 256	11 480	6 399	15 561
Proceeds from sale of short-term securities	63 019	96 195	263 749	490 213
Interests income	68	103	70	209
Other investing income	40	49	5	13
Purchase fo property, plant and equipment and intangible assets	(45 640)	(160 600)	(47 919)	(169 643)
Purchase of related entities	(410)	(1 229)	(410)	(1 229)
Purchase of short-term securities	(78 163)	(111 263)	(270 122)	(484 990)
Net cash flow from investing activities	**(55 830)**	**(165 265)**	**(48 228)**	**(149 866)**
FINANCING ACTIVITIES				
Proceeds from borrowings	124	8 425	0	52 177
Other financial income	0	2	49	49
Repayment of borrowings	(370)	(601)	0	(10 210)
Interest payment	(1 951)	(8 629)	(728)	(8 989)
Dividends paid to Shareholders	(15 667)	(15 667)	(15 667)	(15 667)
Financial lease payments	(676)	(1 981)	(1 015)	(3 396)
Other financial cash flow	(9)	(207)	(47)	(408)
Net cash flow from financing activities	**(18 549)**	**(18 658)**	**(17 408)**	**13 556**
Change in cash and cash equivalents	**(6 409)**	**(14 689)**	**4 496**	**(5 881)**
Cash and cash equivalents at the beginning of period	**98 967**	**107 247**	**71 164**	**81 541**
Cash and cash equivalents at the end of period	**92 558**	**92 558**	**75 660**	**75 660**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE ORBIS CAPITAL GROUP AS AT SEPTEMBER 30, 2007 AND FOR 9 MONTHS ENDED SEPTEMBER 30, 2007

TABLE OF CONTENTS

1. BACKGROUND

The company **Orbis S.A.** with its corporate seat in Warsaw, at Bracka 16 street is registered in the District Court for the Capital City of Warsaw, XII Business Department, with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z.

Orbis S.A. is Poland's largest hotel company that employs approx. 3.5 thousand persons and operates a network of 46 hotels (8,756 rooms) in 28 major cities, towns and resorts in Poland. Moreover, Orbis S.A. manages two other hotels. Company hotels function under the following brands: Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap (managed by Hekon Hotele Ekonomiczne S.A.).

Orbis S.A. leads the Orbis Capital Group formed of companies from the hotel, tourist, transport and games of chance sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Orbis Travel sp. z o.o., Orbis Transport sp. z o.o. and its associate Orbis Casino sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.

Major companies of the Orbis Capital Group:

Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of eight Ibis economy hotels and three Etaps in Częstochowa and Szczecin and Warsaw. The company operates also two Novotel hotels. Hotels are offering in aggregate 1,889 rooms in 8 towns in Poland. Moreover, the company manages the Ibis Stare Miasto Hotel in Warsaw. Hekon - Hotele Ekonomiczne S.A. operates Novotel Vilnius in Vilnius, Lithuania, through its subsidiary UAB Hekon.

Polskie Biuro Podróży Orbis sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent and a leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts also as an agent in the sales of transport tickets.

Orbis Transport sp. z o.o. is the largest Polish carrier in the international coach connections segment and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.

Orbis Kontrakty sp. z o.o. is a company dealing with the organization of purchases for the hotels of the Orbis Hotel Group.

The full list of companies is published in point 3.1 of this report. Changes in the Orbis Capital Group structure that have occurred since the publication of last financial statements are presented in point 3.2 of this report.

These condensed consolidated financial statements **have been prepared as at September 30, 2007 and for 9 months ended September 30, 2007.**

The presented financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS, formerly International Accounting Standards (IAS)) issued by the International Accounting Standards Board (IASB) and with the interpretations published by the International Financial Reporting Interpretations Committee (IFRIC) that have been approved by the European Union.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out in point 2.1 of the notes to the interim, consolidated financial statements for the first half of 2007. These policies have been consistently applied to all the years presented in the financial statements. Changes as compared to the figures presented previously are disclosed in point 11 of these financial statements.

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as a going concern in the foreseeable future. The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE GROUP

2.1 Major events of the current quarter

1. The Orbis Hotel Group ended the quarter with a good operating result. The trend exceeding 60% was observed during the third quarter of 2007. The average rate per room increased by over 7% yoy resulting in higher RevPAR (increased by 7.6% qoq and 12.8% total for the last 9 months).
2. Clearly positive growth trend of the Orbis Capital Group's results was not disturbed by slightly lower third quarter than the third quarter of 2006. Sales revenues for nine months of 2007 grew by 9.5% yoy, EBITDA grew by 11.9% yoy and net profit grew by 17.3% yoy
3. On July 11, 2007 Fitch Ratings maintained long term local rating of Orbis S.A. which applied during the second quarter of 2007 of BBB+ (pol) with a stable forecast (Reference: the current report no. 20/2007).
4. By the resolution of September 12, 2007 the Supervisory Board nominated Mr. Marcin Szewczykowski as a member of the Management Board of Orbis S.A. responsible for finances (Reference: the current report no. 24/2007).

Jean-Philippe Savoye comments:

Orbis Capital Group revenue rose by 4,3% yoy in the third quarter of 2007 achieving PLN 360 227 thousand against PLN 345 237 thousand last year. Orbis Hotel Group has an EBITDA slightly better by PLN 1 M than in 3rd quarter 2006, a result which enables the amelioration of its year-to-date EBITDA by 16,1%.
In terms of consolidated results, the impact of subsidiaries is important. For Orbis Travel, due to several restructuring actions, the increase of the revenue isn't reflected in the EBITDA. Other subsidiaries such as UAB Hekon, Orbis Kontrakty and Hekon - Hotele Ekonomiczne SA contribute with positive results. Financial performances of Orbis Capital Group in the 3rd quarter of this year are in line with our objectives for 2007.

2.2 Factors significant for the development of the group

2.2.1 External factors

MACROECONOMIC SITUATION

The economic situation in Poland is considerably affected by the world's economy, especially in the EU countries. The key factor which determines demand in the tourist&hotel services sector is the level and growth rate of the GDP. According to the latest figures published on October 23, 2007 by Market Economy Research Institute (Instytut Badań nad Gospodarką Rynkową - IBnGR) (information from the Web site Bankier.pl, publication „IBnGR: GDP Growth in the third Quarter of 2007 will Amount to 5.6 % and 6.1% in 2007" published on October 23, 2007) economic growth rated in the third quarter of 2007 will amount to 5.6% and 6.1% in 2007. Despite slower GDP growth rate than during the first two quarters of 2007, economic situation is good as illustrated by growing local demand and high investment growth rate.

The level of sales of services in hotel business, foreign incoming traffic as well as in the rent a car segment is considerably influenced by the EUR/PLN exchange rate. According to figures published by the National Bank of Poland (NBP), in the third quarter of 2007, the average EUR/PLN exchange rate amounted to 3.7895 and was by 0.4% lower as compared to the average EUR/PLN exchange rate in the second quarter of 2007. The average exchange rate was also reported to have decreased by 4.2% against the third quarter of 2006 (3.9562). The drop in the EUR/PLN exchange rate negatively impacts results of hotel sales. At the same time the lower EUR exchange rate may increase profits from sales in the foreign outgoing traffic handled by Orbis Travel.

The economic growth brings on significant changes in the labor market, which means higher employment rate and lower unemployment rate as well as more and more visible pay rise. According to the figures of the Central Statistical Office, the unemployment rate in June 2007 dropped to 12.4% as compared to 13.0% in May 2007. The strengthening of the downward trend in the unemployment rate generates higher compensation expectations and inflation pressure. Consumer price index for the period from January to September 2007 amounted to 2.3% in comparison with 1.5% inflation are during the equivalent period of 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

TOURIST TRAFFIC

According to the Institute of Tourism 31.8 million foreigners visited Poland in the first half of 2007 (growth of 8.5% yoy). Incoming traffic per country also shows a clear growth trend. Decline in a number of arrivals was only observed in traffic incoming from only four EU states (Cyprus, Greece, Malta and Spain).

According to the Institute of Tourism a number of departures during the first eight months of 2007 amounted to 33.6 million, i.e., by 10% more than during an equivalent period of 2006. A number of arrivals of foreigners to Poland also grew (45 million, i.e., growth of 6.5% yoy). During the first eight months of 2007 there was a significant increase of arrivals, by over 30%, from Portugal, Ireland, Norway, Belgium, Estonia and Spain. Arrivals from numerous countries including Italy, Turkey, North Korea, Denmark, Sweden and UK grew by 10 – 20%. There was a decline in arrivals from Malta, Cyprus, Greece, Holland and USA. Arrivals from Germany increased in comparison with 2006 (by 6.4%). Similar trends were observed with regard to other, non-neighboring EU member states (increase by 13.5%).

COMPETITION

Hotel market – no new, competitor hotels were opened in Warsaw, Katowice and Wrocław in the third quarter of 2007. A market share decline was recorded in Krakow due to obtaining full operating capacity by 3 new three and four star hotels. A share of Szczecin market declined due to obtaining full operating capacity by a competitor, two star hotel. A new three star hotel was opened in Tri-City. A four start hotel with 177 rooms was opened in Poznań. The increase in the number of hotels in Poland is influenced mainly by such factors as dynamic growth in the number of tourists coming to Poland, stable macroeconomic prospects for the Polish economy, growth in the room occupancy ratio, increasingly good transport accessibility (cheap air-lines and planned construction of a network of highways) as well as the fact that our country, has, together with Ukraine, been selected to host the UEFA European Football championship – Euro 2012. In the third quarter of 2007, the market share of hotels of the Orbis Hotel Group (measured as the share in the number of available rooms) in major cities was as follows: Warsaw 42.2%, Krakow 28.8%, Wrocław 41.1%, Poznań 53.9%, Katowice 40.0%, Szczecin 46.3 % and Tri-City 42.2%.

Travel agents' market – positive economic situation during the third quarter of 2007 including economic growth, expanding activity of cheap air-lines, large number and availability of EU programs supporting tourism products in Poland and growing export support the general growth trend connected to the general improvement observed on European and global tourism market. Increase of actual remunerations in Poland which stimulate demand for recreation and tourisms and tourism products also have a positive impact on results of Orbis Travel.

Transport market – low EUR/PLN exchange rate limiting revenues from short term lease, growing prices of fuel increasing costs of local and international transport, costs related to increasing remunerations of drivers required by a widening and increasingly attractive labor market, and a growing competition of cheap air-lines limit results generated by the Orbis Transport Group. Therefore the Group increases activities designed to adjust its organization to new market challenges including, in particular, dynamic development of Car Fleet Management and optimization of costs of international coach transport services.

2.2.2 Internal factors

1. INVESTMENT PROGRAM OF THE GROUP

The Orbis Capital Group invested PLN 137,428 thousand during 9 months of 2007, i.e., by 26.3% less than during the same period of the last year. Major investments made by the Group in this period included, just like a year ago, investments on modernization and construction of hotels of Orbis S.A. Modernizations are continued in a few objects, e.g. Grand hotel in Warsaw and Mercure Hevelius in Gdansk. Construction of two Etap hotels in Kraków and Katowice commenced during the second quarter of 2007. Preparatory works are underway related to construction of a dozen or so new Etaps, Ibises and Novotels (for more detailed information, see section 2 Strategy of the Orbis Capital Group).
Increased expenditures on property, plant and equipment, including assets under construction in Hekon Hotele Ekonomiczne S.A. result from new investments in comprehensive equipment for Etap hotels that the company operates, and from commitment of funds to new investment projects.

Orbis Transport Group focused its investment expenditures on purchase of coaches and cars.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Name of the company	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
Orbis S.A.*	87 556	123 839	-29,30%
Hekon Hotele Ekonomiczne S.A.*	6 234	3 327	87,38%
PBP Orbis Group	864	4 270	-79,77%
Orbis Transport Group	42 774	55 034	-22,28%
Orbis Kontrakty Sp. z o.o.	0	0	0,00%
UAB Hekon	0	0	0,00%
Orbis Group	**137 428**	**186 470**	**-26,30%**

* data for Orbis S.A and Hekon Hotele Ekonomiczne include prepaid investments.

2. STRATEGY OF THE ORBIS HOTEL GROUP

At the meeting on June 1, 2007 the Management Board and the Supervisory Board of Orbis SA approved the up-date of the strategy of development and modernization of the Orbis Hotel Group for the years 2007-2011, taking into account, besides the postponement of the period covered by a 5-year program, positive changes in the market situation.

For more information on the updated strategy of development and modernization of the Orbis Hotel Group for the years 2007-2011 see the Current Report no. 14/2007.

According to the new strategy of development and modernization, the intensive process of preparations for the construction/ adaptation of Etap, Ibis and Novotel economy brand hotels, commenced in 2005 and intended to last a few years, is currently underway.

In accordance with the strategy, construction of **two new Etap hotels in Kraków and Katowice** reached the implementation phase. At the same time intensive preparations for the construction of over a dozen new hotels , e.g. in Gdańsk, Gdynia, Katowice, Kraków, Poznań, Szczecin, Toruń, Warsaw and Wrocław are underway. For this purpose expert evaluations, opinions and technical documentation are being prepared, and steps aimed at obtaining appropriate permits have been taken, etc. Following negotiations, in the first half of the year, the Orbis Hotel Group purchased three plots of land for the construction of new hotels in Elbląg, Kielce and Lublin, and takes further actions in this respect in Rzeszów and Gorzów Wielkopolski (tenders, negotiations) and in a few other Polish cities. New hotel development projects are being prepared based on plots of land owned by the Group in a few cities in Poland.

As part of the existing strategy, two most important tasks being executed now within this year's investment budget, from the point of view of the scope of works and the amount of the funds engaged, are the following:

- Complex rebuilding of '**Mercure Hevelius' in Gdańsk,** planned for the years 2007 – 2009, whose scope of works covers, amongst others, modernization of the habitable and public space, replacement of firefighting, television and Internet installations, installation of air-conditioning in habitable units. The project was divided into stages due to its cost. The first stage has been completed. The second stage, which will take some six months (approximately until April 2008) was commenced during the third quarter of 2007.
- Continuation of comprehensive rebuilding of **Grand hotel in Warsaw**, where construction & assembly as well as installation works are being performed and investor deliveries of furniture and equipment are being made. Owing to the changes the hotel will meet the requirements for a 4-star hotel. The investment process is scheduled to come to an end in the second quarter of 2008. Following the modernization the hotel will operate under the Pullman brand.

In the case of the remaining hotels the investment expenditure will be spent on modernization to a smaller extent, required, however, for proper functioning of the hotel, safety and comfort of guests and purchase of fixed assets, including hardware and software.

In accordance with the strategy of development and modernization of the Orbis Hotel Group for the years 2007-2011 the Management Board of Orbis S.A. decided to liquidate the following branches: Hotel Arkona in Szczecin, Hotel Petropol in Płock, Hotel Kosmos in Toruń and Hotel Vera in Warsaw by winding up their operating activities as of November 30, 2007. The above-mentioned hotels will be demolished and replaced by new buildings.

In addition, in accordance with the above-mentioned strategy and in connection with commencement of the second stage of comprehensive modernization of the hotel, the Management Board of Orbis S.A. decided to liquidate Hotel Grand in Warsaw due to economic and technical reasons. Operating activities of the hotel ended on August 31, 2007.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. EMPLOYMENT

At the end of September 2007 employment in the Orbis Capital Group amounted to 5.455 full-time jobs and was by 8.4% lower as compared to the same period in the past year. This result is attributable mainly to Orbis S.A. that reported a 13.3% drop in employment – an outcome of ongoing company reorganization. The company Hekon Hotele Ekonomiczne S.A. increased employment due to the opening of new Etap hotels.

Name of the company	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
Orbis S.A.	3 459	3 991	-13,33%
Hekon Hotele Ekonomiczne S.A.	483	443	9,03%
PBP Orbis Sp. z o.o. Group	562	543	3,50%
Orbis Transport Sp. z o.o. Group	888	922	-3,69%
Orbis Kontrakty Sp. z o.o.	4	4	0,00%
UAB Hekon	59	52	13,46%
Orbis Group	**5 455**	**5 955**	**-8,40%**

4. SALES OF SERVICES VIA THE INTERNET

In the third quarter of 2007, room sales via the Internet continued to follow a strong upward trend. In the individual client segment, the growth in revenues from sales amounted to 102.0% against the same period in the past year, whereas the number of reservations made by Web-agents increased by as much as 209.0%. Orbis Online is a hotel room reservation system of the Orbis Hotel Group in real time, intended for individual and corporate clients as well as travel agents. The total number of reservations made via Orbis Online grew by 194.0% in the third quarter as compared to the same period in the previous year.

2.2.3 Prospects for the forthcoming quarters

MACROECONOMIC ENVIRONMENT

According to the European Commission's forecast, high internal demand, growing consumption, decreasing tax burdens and improving labor market situation the main economic index, i.e., GDP, will grow by 6.5% in 2007. In accordance with the European Commission, Polish economy will continue to grow. The growth ration, however, will be slower and amount to over 5% for the next few years.
Forecasts concerning unemployment rate are also positive, i.e., it shall drop to 7.1% by the end of 2008 and continue to decline.

Positive prospects for the development of the Polish economy in near future should be advantageous for sales of hotel and tourist services. Interest rates, still maintained at a low level, dynamic growth of the GDP and favorable prospects for the economy development will contribute to the continuation of the upwards trend of the Orbis Capital Group. A positive factor to strengthen the Orbis Capital Group and to lead to an increase in profits is the preparation for EURO 2012. Enterprises which can benefit most from the organization of the event in Poland, are those in the tourist and construction industries. According to the Ministry of Economy, the preparation for EURO 2012 means more investments in road infrastructure, transport and hotels, as well as 100 thousand new jobs, greater flow of foreign investments, more gross expenditures on fixed assets and faster growth of domestic demand.

(all amounts are quoted in PLN thousand, unless otherwise stated)

TOURIST TRAFFIC

Incoming traffic – according to the latest data published by the Institute of Tourism, 15.7 million tourists may visit Poland in 2007, while over the next few years the number may increase even to 20.0 million (projected average rate of changes in the incoming traffic in the years 2007-2013 is to stand at 4.0%). It is estimated that the structure of foreign tourists in Poland will change, which means that the number of typically tourist and business trips will grow faster than the general number of tourists (by an annual average of 6%). It will result in a growing number of tourists using hotel accommodation (from approximately 18 million foreigners and Poles in 2007 to approximately 20.1 million in 2013). A lower growth rate of the incoming traffic may be expected in the number of arrivals from Germany and Poland's eastern neighbors. High growth rate may be observed in the case of incoming traffic from non-neighboring EU countries (average rate of changes in the period 2006-2013 is estimated at the level of 8.6%), North America and other overseas countries (at the rate of 8-9% per year).

Outgoing traffic – owing to the prevailing high exchange rate of the Zloty against the EUR and the American dollar resulting in relatively low costs of foreign travel, the number of departures abroad will systematically increase in the coming years at the rate of 8-9%, unless rapid changes in currency exchange rates are observed. It is estimated that the number of foreign trips made by Poles in 2007 will reach about 9 million and 13.2 million in 2013.

Domestic traffic – a decline in the number of domestic trips made by Poles has been observed since 1999, however, the results for 2006 indicate that the drop in the number of domestic trips has been halted and the number of long-term trips has gone up. One-day trips (without overnight accommodation) and, on the other hand, longer trips, are becoming more and more competitive to short-term trips. In the current year, the number of short-term visits (2-4 days) may total about 22 million. The number of long-term trips is expected to grow to the level of about 18.0 million in 2007 and further grow to 27.1 million in 2013.

COMPETITION

Hotel market – opening of new hotels is planned in most of the markets. The development of the hotel industry is positively affected by an increasing offer of new, cheap airlines and the fact that our country, together with Ukraine, has been selected to host UEFA European Football championship – Euro 2012. In 2007 and 2008 two four star hotels will be opened in Kraków. A three start System hotel with 200 rooms is under construction in Katowice. It will be completed in 2008. Four new hotels will open in Tri-City in 2008. As many as three hotels are under construction in Gdańsk, and opening of a new, five start Sheraton hotel is planned in Sopot. Intensive development is also observed in Poznań, where a five star hotel will be opened in 2008 and construction of two additional, four star hotels has recently commenced. A four start hotel will be opened in Wrocław in 2008 and Best Western Hotel is being further developed.

Travel agents' market – in view of the favorable internal conditions, PBP Orbis sp. z o.o. plans to intensify activities designed to improve customer services and therefore, to further strengthen its market position. The company is developing Business Travel Management (BTM), anew separate area of activity to handle corporate clients only. Furthermore, it commenced work on implementation of call center solution for BTM. The company will continue implementation of a new Amadeus reservation system. In addition PBP Orbis sp. z o.o. intends to implement a restructuring program including establishment of local BTM and Foreign Tourism Offices using some staff and property of its current branches.

Transport market – traditionally, the fourth quarter of 2007 will generate lower revenues in coach transport industry due to the end of holiday season. There could be some growth by the end of the year in connection with the Christmas season. Systematic development of CFM operations is expected for the next quarter. Strong and further strengthening of PLN will have an undutiful impact on Rent a Car revenues. However observed increase of short term leases should neutralize impact of this factor.

(all amounts are quoted in PLN thousand, unless otherwise stated)

2.2.4 The Management Board's position concerning the opportunities for the execution of previously published forecasts

In connection with the publication of the financial statements for the third quarter of 2007, the Management Board of Orbis S.A. refers to the projected 2007 EBITDA for the Orbis Hotel Group, composed of Orbis S.A., Hekon Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o.

The projection disclosed in the current report no. 14/2007 envisages that the total 2007 EBITDA generated by the entire Orbis Hotel Group would be equal to PLN 230 million

.

The EBITDA generated in the three quarters of 2007 amounted to PLN 180 150 thousand, i.e. was by 16.1% better than the Orbis Hotel Group EBITDA generated in the corresponding period of past year (see point 4.2). At the same time, it accounts for 78.3% of the projected figure. Based on achieved results, the Management Board assesses that the fulfillment of the projection is not jeopardized.

3. COMPANIES FORMING THE GROUP

3.1 Companies belonging to the Orbis Capital Group and associated companies as at September 30, 2007

Company name and registered address	% share in equity	% of votes at the General Meeting of Shareholders	Core business
	SUBSIDIARIES		
Hekon-Hotele Ekonomiczne S.A.	directly 100 %	directly 100 %	hotel, food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100 %	directly 100 %	hotel, food&beverage
ORBIS Transport Sp. z o.o.	directly 98,88 %; indirectly 0,17%	directly 98,88 %; indirectly 0,17%	transport
PBP Orbis Sp. z o.o.	directly 95,08 %	directly 95,08 %	tourism
Orbis Kontrakty Sp. z o.o.	directly 80 % indirectly 20 %	directly 80 % indirectly 20 %	organization of purchases
UAB Hekon	indirectly 100 %	indirectly 100 %	hotel, food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 99,05 %	indirectly 99,05 %	transport
PKS Gdańsk Sp. z o.o.	indirectly 99,05 %	indirectly 99,05 %	transport
AutoOrbisBus Sarl	indirectly 99,05 %	indirectly 99,05 %	promotion and communications
Inter Bus Sp. z o.o.	indirectly 99,05 %	indirectly 99,05 %	coach transport
Orbis Polish Travel Bureau	indirectly 83,67 %	indirectly 83,67 %	travel agency
Capital Parking Sp. z o.o.*	indirectly 67,35 %	indirectly 67,35 %	rental of parking lots
	ASSOCIATED COMPANIES		
PH Majewicz Sp. z o.o.	directly 49 %	directly 49 %	hotel, food&beverage
Orbis Casino Sp. z o.o.	directly 33,33 %	directly 33,33 %	games & gambling

* On October 31, 2007 subsidiary Orbis Transport Sp. z o.o. purchased shares in Capital Parking Sp. z o.o. which gives 100% shares in the share capital, and it cases that on the day of publication of this financial statement Orbis Group holds indirectly 99,05% shares in the share capital and of votes at the General Meeting of Shareholders of Capital Parking Sp. o.o.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3.2 Changes in the group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

The Orbis Capital Group's structure did not change during the period covered by these financial statements.

Information about the events taking place in the Orbis Capital Group:

On July 2, 2007 Mr. Ireneusz Węgłowski was nominated as a member of the Management Board of the company Orbis Kontrakty Sp. z o.o.

On August 1, 2007 Ms. Paulina Mazurkiewicz-Kurek filed a resignation from the position of a member of the Supervisory Board of PBP Orbis Sp. z o.o. Ms. Iwona Roszewska-Podniesińska was nominated as a member of the Supervisory Board of the company as of August 8, 2007.

On August 1, 2007 Ms. Paulina Mazurkiewicz-Kurek filed a resignation from the position of a member of the Supervisory Board of Orbis Transport Sp. z o.o. Mr. Marcin Szewczykowski was nominated as a member of the Supervisory Board of the company as of August 8, 2007.

On August 21, 2007 Ms. Paulina Mazurkiewicz-Kurek was nominated by the Resolution no. 15/VI/2007 RN of Orbis Transport Sp. z o.o. as a member of the Management Board of Orbis Transport Sp. z o.o.

Mr. Wojciech Szwedkowski was dismissed from the position of a member of the Management Board of Orbis Casino sp. z o.o. on August 31, 2007 and Mr. Jacek Kosiński was nominated as President of the Management Board of the company on September 1, 2007.

By its Resolution of September 12, 2007 the Supervisory Board of Orbis S.A. nominated Mr. Marcin Szewczykowski as a member of the Management Board of Orbis S.A. responsible for finances.

Ms. Marta Kuniszyk was nominated as a member of the Management Board of PBP Orbis Sp. z o.o. of September 17, 2007.

3.3 Companies eliminated from consolidation

Subsidiaries and associates which are not material to the balance sheet total and financial result are not consolidated. The table below presents companies that have not been consolidated.

Companies eliminated from consolidation	% share in equity	% share in net revenues	% share in balance sheet total
Wioska Turystyczna Wilkasy Sp. z o.o.	100,00%	0,18%	0,20%
PH Majewicz Sp. z o.o.	49,00%	0,68%	0,13%
AutoOrbisBus Sarl	99,05%	0,05%	0,04%
TOTAL		**0,91%**	**0,37%**

The principles of consolidation and the basis for eliminating entities from consolidation are presented in the consolidated interim financial statements for the first half of 2007.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. INCOME STATEMENT OF THE GROUP

4.1 Income statement of the Group

	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007/2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
Net sales of products, merchandise and raw materials	360 227	345 237	4,34%	896 588	819 174	9,45%
% share in total revenues	*98,95%*	*99,05%*		*98,27%*	*97,95%*	
Cost of goods sold	(252 862)	(231 108)	9,41%	(642 985)	(591 484)	8,71%
Selling and marketing costs	(17 947)	(19 329)	-7,15%	(45 817)	(43 937)	4,28%
Administrative expenses	(39 239)	(36 745)	6,79%	(123 585)	(112 760)	9,60%
of which:						
-depreciation & amortization	(41 308)	(37 429)	10,36%	(123 010)	(111 437)	10,39%
- staff costs	(74 762)	(67 648)	10,52%	(223 001)	(202 906)	9,90%
- outsourced services	(134 769)	(124 110)	8,59%	(300 391)	(274 817)	9,31%
% share in total costs	*97,77%*	*97,40%*		*97,28%*	*97,12%*	
Other operating income	3 721	3 272	13,72%	15 647	17 110	-8,55%
Other operating expenses	(2 720)	(3 825)	-28,89%	(10 479)	(9 721)	7,80%
Operating Profit - EBIT	**51 180**	**57 502**	**-10,99%**	**89 369**	**78 382**	**14,02%**
Other finance income	107	27	296,30%	137	58	136,21%
Finance costs	(4 345)	(3 848)	12,92%	(12 207)	(12 474)	-2,14%
Share of net profits of associates	595	723	-17,70%	2 272	2 014	12,81%
Profit before tax	**47 537**	**54 404**	**-12,62%**	**79 571**	**67 980**	**17,05%**
Income tax	(12 002)	(11 467)	4,67%	(18 765)	(16 126)	16,36%
Net profit	**35 535**	**42 937**	**-17,24%**	**60 806**	**51 854**	**17,26%**
EBIT margin (EBIT/Revenues)	14,21%	16,66%	-14,70%	9,97%	9,57%	4,17%
EBITDA	**92 488**	**94 931**	**-2,57%**	**212 379**	**189 819**	**11,89%**
EBITDA margin (EBITDA/Revenues)	25,67%	27,50%	-6,63%	23,69%	23,17%	2,22%

Sales of the Group grew by 4.3% yoy in the third quarter of 2007.
The Orbis Hotel Group exerts most considerable impact on the level of sales owing to the scale of its operations. The prevailing economic growth in Poland and throughout the European Union as well as a persistent reorganization of Orbis S.A. coupled with a rising efficiency in the entire Orbis Hotel Group have contributed to the major growth of sales revenues in the hotel segment (refer to point 4.2). Sales of the Orbis Hotel Group (including consolidation between Companies forming the Group, i.e. Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon, Orbis Kontrakty) went up by 3.4% yoy in the third quarter of 2007. During this period Orbis S.A. generated sales at the level of PLN 177 019 thousand, which translates into 2.6% yoy increase against the third quarter of 2006 (revenues of the company for the three quarters of 2007 grew by 9.5%). The Company achieved this result thanks to both an increase in the occupancy rate in its hotels (60.3% during the third quarter of 2007 and 53.7% for nine months of 2007) as well as a substantial rise in the Average Room Rate ARR (by 9.6% yoy in the third quarter of 2007 and by 9.1% yoy from the beginning of the year).
Sales of Hekon-Hotele Ekonomiczne S.A. totaled PLN 35,437 thousand and were by 9.1% yoy higher than in the third quarter of 2006. Good results are attributable to maintained, interest of foreign investors in Poland, large number of foreign visitors and development of cheap air lines developing travel of less wealthy guests who prefer economy hotels operated by the company.
The company UAB Hekon achieved sales at the level of PLN 4,049 thousand, which are by 4.6% higher than in the corresponding period of 2006.
Sales of Orbis Kontrakty sp. z o.o. totaled PLN 2,606 thousand and were by 45.5% higher than in the third quarter of 2006.

The PBP Orbis Capital Group recorded a growth of sales revenues in the third quarter of 2007 totaling PLN 109 040 thousand (growth by 11.2% yoy). It was achieved primarily due to larger sale of outgoing tourism (increase by 17% yoy) and local tourism (growth of 43% yoy in the third quarter of 2007) combined with small decline of revenues from foreign incoming traffic (by 2% yoy).

(all amounts are quoted in PLN thousand, unless otherwise stated)

Sales of the Orbis Transport Group during the reporting period declined in comparison with the third quarter of 2006 by 4.3% and amounted to PLN 47 060 thousand. It was caused by smaller revenues from coach transport (decline of sales by 19% yoy) and short term Rent a Car operations (decline of 3% yoy). Results on long-term Hertz Lease improved (increase of sales by 32%). Revenues for 9 months of 2007 grew by 2.8%.

Cost of goods sold in the Group went up by 9.4% in the third quarter of 2007 as compared to the corresponding period of past year, which is directly correlated with higher sales, which increased at a likewise proportion and higher compensation costs in the Group and in Orbis S.A. in particular. The Company accepted a pay increase of an average of 12% of gross remuneration in connection with expiry in July 2007 of the previous General Collective Employment Agreement and execution of a new agreement. Therefore a provision on adjustment of staff compensations from July 2007 was established in September 2007. This provision constituted one-off encumbrance posted in the third quarter of 2007.

Selling and marketing costs of the Group went down by 7.2 % as compared to the corresponding period of past year primarily due to the fact that hotel costs preceding opening of modernized Grand Sopot Hotel in Sopot constitute a significant part of these costs incurred by Orbis S.A. in 2006 (almost 10% share). Selling and marketing costs for 9 months of 2007 grew due to higher franchising charges incurred by Orbis S.A. and increase of costs incurred by PBP Orbis Sp. z o.o. directly related to increase of marketing expenditures of the company and to payment higher provisions to sales agents caused higher turnover achieved by the company.

Administrative expenses increased by 6.8% yoy in the third quarter of 2007 primarily due to much higher costs of operating regions of Orbis S.A. than in 2006. In addition, increase of these costs identified by al companies resulted from increase of compensation costs in the Group.

Other operating income increased by 13.7% in the third quarter of 2007 as compared to the corresponding period of past year. The income comprises, amongst others, income from sale of non-financial fixed assets, interest on borrowings and grants. However for 9 months of 2007 this income declined by 8,6% yoy, and the decline was primarily attributed to lower value of unused provisions of Orbis S.A. in the third quarter of 2007.

Other operating expenses decreased by 28.9% in the third quarter of 2007 as compared to the corresponding period of 2006. It was attributed primarily to significantly lower than in 2006 cost of employment restructuring in Orbis S.A.

Despite the fact that **operating profit EBIT** in the third quarter of 2007 amounted to PLN 51,180 thousand, and was lower by 11.0% as compared to the corresponding period of the past year, for 9 months of 2007 it amounted to PLN 89,369 thousand and was by 14.0% yoy higher than in 2006.

Over the same period, the **operating profit before depreciation and amortization (EBITDA)** of the Group went down by 2.6% yoy and totaled PLN 92,488 thousand. EBITDA for 9 months of 2007 amounted to PLN 212 379 thousand and was higher by 11.9% than in 2006.

The **other finance income** of the Group went up as compared to the third quarter of 2006. Since the level of other finance income was negligible during both the periods, its impact upon the Group's performance is insignificant.

Finance costs, composed predominantly of interest on borrowings, went up by 12.9% yoy in the third quarter of 2007, chiefly owing to a higher amount of interest on borrowings in Orbis Transport as well as due to negative exchange differences (during the same period of the last year w the company occurred positive exchange differences, which influenced on decrease of finance costs value).

As a result of all the above-described factors, in the third quarter of the current year the Group generated a **net profit** of PLN 35 535 thousand. This result is by 17.2% worse than in the corresponding period of the past year. However for 9 months of 2007 the Group generated a profit of PLN 60 806 thousand, i.e., by 17.3% higher than in 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Results of the Orbis Capital Group Companies*

Company name	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007/2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
			Orbis S.A.			
Net sales	177 019	172 612	2,55%	487 493	445 223	9,49%
EBIT	27 252	30 897	-11,80%	78 654	54 090	45,41%
EBITDA	57 881	59 238	-2,29%	170 481	134 178	27,06%
Net profit	14 392	20 319	-29,17%	54 680	33 134	65,03%
			Hekon - Hotele Ekonomiczne S.A.			
Net sales	35 437	32 475	9,12%	98 781	87 880	12,40%
EBIT	14 856	12 924	14,95%	38 921	33 980	14,54%
EBITDA	17 187	15 307	12,28%	46 056	41 106	12,04%
Net profit	11 736	10 338	13,52%	31 459	27 484	14,46%
			UAB Hekon			
Net sales	4 049	3 870	4,63%	9 386	9 438	-0,55%
EBIT	835	784	6,51%	402	589	-31,75%
EBITDA	1 165	1 129	3,19%	1 400	1 615	-13,31%
Net profit	679	541	25,51%	205	556	-63,13%
			Orbis Kontrakty			
Net sales	2 606	1 791	45,51%	7 065	4 394	60,79%
EBIT	2 419	1 580	53,10%	6 488	3 778	71,73%
EBITDA	2 423	1 582	53,16%	6 498	3 787	71,59%
Net profit	1 958	1 276	53,45%	5 253	3 058	71,78%
			PBP Orbis Group			
Net sales	109 040	98 069	11,19%	199 729	176 965	12,86%
EBIT	4 526	7 752	-41,62%	(520)	4 594	-111,32%
EBITDA	5 214	8 543	-38,97%	1 519	6 720	-77,40%
Net profit (loss)	4 141	6 341	-34,69%	(833)	3 349	-124,87%
			Orbis Transport Group			
Net sales	47 060	49 175	-4,30%	129 123	125 625	2,78%
EBIT	3 400	5 508	-38,27%	8 808	8 246	6,82%
EBITDA	10 747	11 077	-2,98%	29 860	29 317	1,85%
Net profit	2 018	3 394	-40,54%	5 247	3 490	50,34%

EBIT represents operating profit (loss).
EBITDA represents operating profit (loss) before depreciation and amortization.
*Data are presented before consolidated corrections.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.2 Operating results of the Orbis Hotel Group

Consolidated results of the Orbis Hotel Group after the third quarter of 2007:

INCOME STATEMENT - financial results of the Orbis Hotel Group

	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007/2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
Net sales of products, merchandise and raw materials	214 013	207 062	3,36%	588 538	537 692	9,46%
Cost of sales	(129 164)	(120 777)	6,94%	(378 937)	(351 198)	7,90%
Gross profit on sales	**84 849**	**86 285**	**-1,66%**	**209 601**	**186 494**	**12,39%**
Other operating income	1 701	2 378	-28,47%	7 000	8 918	-21,51%
Distribution & marketing expenses	(11 238)	(13 396)	-16,11%	(32 918)	(32 135)	2,44%
Overheads & administrative expenses	(29 911)	(27 701)	7,98%	(96 584)	(88 749)	8,83%
Other operating expenses	(1 721)	(2 805)	-38,65%	(6 919)	(7 538)	-8,21%
Operating profit - EBIT	**43 680**	**44 761**	**-2,42%**	**80 180**	**66 990**	**19,69%**
Finance income	107	27	296,30%	137	58	136,21%
Finance expenses	(3 473)	(3 490)	-0,49%	(10 306)	(10 521)	-2,04%
Profit before tax	**40 314**	**41 298**	**-2,38%**	**70 011**	**56 527**	**23,85%**
Income tax	(11 549)	(8 824)	30,88%	(17 949)	(13 550)	32,46%
Net profit	**28 765**	**32 474**	**-11,42%**	**52 062**	**42 977**	**21,14%**
EBITDA	**76 974**	**75 832**	**1,51%**	**180 150**	**155 239**	**16,05%**

Sales in the hotels with restaurants sector in the third quarter of 2007 amounted to PLN 214,013 thousand, i.e., growth of 3.4% in comparison with the third quarter of 2006. Higher costs of the Group than in 2006, and in particular cost of sales (growth of 6.9%) and higher administrative overheads (growth of 8.0%) resulted in decline of EBIT operating profit by 2.4%. Increase of costs incurred by the Orbis Hotel Group was caused primarily by higher compensation costs in Orbis S.A. (more in point 4.1 of the report). Other revenues and costs did not have any significant impact on the result of the Orbis Hotel Group. Despite lower operating profit and net profit, the Group generated higher operating result including depreciation (by 1.5%).

However, in the first 9 months of 2007 the Orbis Hotel Group generated sales of PLN 588,538 thousand (growth of 9.5% yoy). Costs of sales during this period increased by 7.9%, costs of distribution and marketing grew by 2.4% and administrative overheads increased by 8.8% they, however, did not cause any decline of results of the Group which generate net profit of PLN 52,062 thousand in the first 9 months of 2007, i.e., it was higher by 21.1% than in the corresponding period of 2006.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating ratios of the Orbis Hotel Group* in the third quarter of 2007

	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007/2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
Occupancy rate	62,40%	62,20%	0,2 pp	56,00%	53,10%	2,9pp
Average Room Rate (ADR) in PLN	222,9	207,8	7,27%	221,8	207,2	7,05%
Revenue per Available Room (RevPAR) in PLN	139,1	129,3	7,58%	124,2	110,1	12,81%
Number of roomnights sold	622 656	625 804	-0,50%	166 246	1 568 817	6,34%
Number of rooms	10 645	10 883	-2,99%	10 645	10 973	-2,99%
% structure of roomnights sold			**change in % pts.**			**change in % pts.**
Poles	37,50%	31,00%	6,5pp	41,70%	38,60%	3,1pp
Foreigners	62,50%	69,00%	-6,5pp	58,30%	61,40%	-3,1pp
Business clients	56,40%	51,50%	4,9pp	63,20%	59,50%	3,7pp
Tourists	43,60%	48,50%	-4,9pp	36,80%	40,50%	-3,7pp

* the table contains cumulative results of hotels that belong to Orbis .A. and Hekon Hotele Ekonomiczne S.A.

In the third quarter of 2007 a number of available rooms declined due to liquidation or closure of the following hotels: Monopol in Wrocław, Silesia in Katowice and Grand in Warsaw. Despite it the Orbis Hotel Group achieved good operating results. The occupancy rate and a number of roomnights sold remained unchanged in the third quarter of 2007 in comparison with the third quarter of 2006, however in the first 9 months of 2007 the ratios grew significantly by 2.9 % points and 6.3 % points, respectively. Revenue per Available Room increased in the third quarter of 2007 (by 7.6% yoy) and in the first 9 months of 2007 (by 12.8% yoy). It was primarily caused by growth of the Average Room Rate (ARR) in the third quarter of 2007 by 7.3% yoy. The economic growth in Poland translated into sales of a greater number of roomnights to Poles (growth by 6.5 % points in the third quarter of 2007 and by 3.1 % points in the first 9 months of 2007). The number of roomnights sold to foreigners dropped by the same number. The main group of customers are business guests (increase of the segment's share in the total number of rooms sold by 4.9% in the third quarter of 2007 and by 3.7% in the first 9 months of 2007). The number of guests in the tourism sector declined.

Operating results of Orbis S.A. in the third quarter of 2007*

	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007/2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
Occupancy rate	60,30%	59,80%	0,5pp	53,70%	50,30%	3,4pp
Average Room Rate (ADR) in PLN	226,6	206,8	9,57%	225,1	206,4	9,06%
Revenue per Available Room (RevPAR) in PLN	136,5	123,7	10,35%	120,9	103,8	16,47%
Number of roomnights sold	496 600	516 203	-3,80%	1 323 349	1 275 383	3,76%
Number of rooms	8 756	9 380	-6,65%	8 756	9 380	-6,65%
% structure of roomnights sold			**change in % pts.**			**change in % pts.**
Poles	35,30%	30,00%	5,3pp	39,50%	37,90%	1,6pp
Foreigners	64,70%	70,00%	-5,3pp	60,50%	62,10%	-1,6pp
Business clients	56,70%	52,60%	4,1pp	64,40%	61,00%	3,4pp
Tourists	43,30%	47,40%	-4,1pp	35,60%	39,00%	-3,4pp

*without Etap Hotels

Hotels of Orbis S.A. recorded higher occupancy rate in the third quarter of 2007 in comparison with the corresponding period of 2006 (by 0.5 % points.) despite decline of the number of rooms available (by 6.7% yoy) and number of sold roomnights (by 3.8% yoy). The Average Room Rate (ARR) grew in the business customer and tourists sector. It resulted in increase of Revenue per Available Room (RevPAR) by 10.4% yoy. The share of roomnights sold to Poles in the total number of sold roomnights increased significantly the third quarter of 2007, i.e., by 5.3 % points yoy. At the

(all amounts are quoted in PLN thousand, unless otherwise stated)

same time the number of roomnights sold to foreigners declined. It was caused by a lower number of guests from Austria, Germany, Italy, USA and Canada. The number of guests from UK, Japan and Israel grew. All ratios increased in the first 9 months of 2007. Occupancy rate increased (by 3.4 % points), and due to higher number of sold roomnights by 3.8% yoy and the Average Room Rate (ARR) by 9.1% yoy, Revenue per Available Room (RevPAR) increased by as much as 16.5% yoy. These results reflect high demand for services and yield management policy.

Operating results of Hekon-Hotele Ekonomiczne S.A. in the third quarter of 2007*

	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007/2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
Occupancy rate	72,50%	76,60%	-4,1pp	67,10%	70,40%	-3,3pp
Average Room Rate (ADR) in PLN	208,4	212,1	-1,74%	209,1	210,9	-0,85%
Revenue per Available Room (RevPAR) in PLN	151,2	162,5	-6,95%	140,3	148,4	-5,46%
Number of roomnights sold	126 056	109 601	15,01%	344 897	293 434	17,54%
Number of rooms	1 889	1 593	18,58%	1 889	1 593	18,58%
% structure of roomnights sold			**change in % pts.**			**change in % pts.**
Poles	46,30%	36,00%	10,3pp	49,90%	41,50%	8,4pp
Foreigners	53,70%	64,00%	-10,3pp	50,10%	58,50%	-8,4pp
Business clients	55,20%	46,30%	8,9pp	58,60%	52,80%	5,8pp
Tourists	44,80%	53,70%	-8,9pp	41,40%	47,20%	-5,8pp

*including the Etap Hotels

Hotels of the company Hekon Hotele Ekonomiczne S.A. recorded decline of occupancy rate in the third quarter of 2007 by 4.1 % points% yoy, decrease of Average Room Rate (ARR) by 1.7% yoy, and directly related decline of Revenue per Available Room (by 7.0% yoy). Sale of roomnights grew by 15.0% yoy together with a growing number of available rooms by 18.6% yoy. Opening of two new, cheap Etap hotels caused decline of the Average Room Rate and RevPAR rate. It is expected, however, that Etap hotels which are just starting their operations will soon achieve higher occupancy rate with an impact on ratios of the whole company.

Based on analysis of data excluding Etap hotels in Warsaw and Szczecin, occupancy rate in other hotels of the company the third quarter of 2007 was the same as in 2006 and amounted to 76% with Average Room Rate (ARR) growing by 3.1% yoy. RevPAR, i.e., average revenue per available room, increased by 2.6%.

Business guests constituted the biggest group of clients (55.16%).

Operating results of UAB Hekon in the third quarter of 2007

The Company UAB Hekon manages Novotel Vilnius in Vilnius, Lithuania, the first hotel of the Orbis Hotel Group located outside Poland. In the third quarter of 2007 the hotel reported an increase in the occupancy rate by 4.0 % points yoy as compared to the corresponding period in the past year. At the same time, the hotel reported a growth in the Average Room Rate (ARR) by 5.4% yoy primarily due to increase of prices in the tourist segment by 13.7%. The Revenue per Available Room also increased by 11.2% yoy due to the very good results. The structure of rooms sold in Vilnius hotel undergoes minor changes from one reporting period to another. Traditionally, the majority of guests in the third quarter of 2007 are foreigners (97.8% yoy). Similarly, the segment-based structure of guests is dominated by business guests (62.8%), reflecting a growth by 9.2 % points yoy as compared to the corresponding period in the past year. In the third quarter of 2007, the number of tourists declined by 8.9% (37.5% yoy).

(all amounts are quoted in PLN thousand, unless otherwise stated)

Operating results in the segment per hotel brand

BRAND	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007/2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
Up-scale hotels ***(Sofitel)***						
Occupancy rate	69,10%	58,60%	10,5pp	59,80%	55,60%	4,2pp
Average Room Rate (ARR) in PLN	400,1	371,7	7,6%	383,7	339,4	13,1%
Revenue per Available Room (RevPAR) in PLN	276,6	217,7	27,1%	229,3	188,7	21,5%
Number of roomnights sold	29 772	25 216	18,1%	76 342	59 398	28,5%
Number of rooms	468	468	0,0%	468	468	0,0%
Mid-scale hotels ***(Novotel, Mercure, Orbis Hotels)***						
Occupancy rate	60,70%	60,90%	-0,2pp	54,10%	51,10%	3,0pp
Average Room Rate (ARR) in PLN	222,1	205,1	8,3%	221,6	206,3	7,4%
Revenue per Available Room (RevPAR) in PLN	134,8	124,9	7,9%	119,9	105,3	13,9%
Number of roomnights sold	500 323	525 870	-4,9%	1 334 158	1 306 144	2,1%
Number of rooms	8 761	9 385	-6,6%	8 761	9 385	-6,6%
Economy hotels ***(Ibis, Etap)***						
Occupancy rate	71,60%	74,80%	-3,2pp	65,90%	69,00%	-3,1pp
Average Room Rate (ARR) in PLN	184,7	185,7	-0,5%	186,9	188,0	-0,6%
Revenue per Available Room (RevPAR) in PLN	132,3	138,8	-4,7%	123,1	129,7	-5,1%
Number of roomnights sold	103 752	85 326	21,6%	282 108	228 516	23,5%
Number of rooms	1 575	1 279	23,1%	1 575	1 279	23,1%

* including Novotel Vilnius

4.3 Operating Results of the PBP Orbis Capital Group

	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007/2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
number of clients using services of PBP Orbis	285 789	306 619	-6,8%	884 350	868 800	1,8%
number of participants of foregin trips purchased in PBP Orbis	22 778	33 198	-31,4%	61 086	53 484	14,2%
number of foregin tourists who visited Poland with PBP Orbis	24 177	23 821	1,5%	59 554	58 850	1,2%
sales network:						
- number of own sales offices	42	42		42	42	
- number of agents	292	281	3,9%	1 745	1 764	-1,1%

Due to good results of the PBP Orbis Capital Group in foreign outgoing tourism and despite decline of revenues from incoming foreign tourism, sales of services increased in the third quarter of 2007 increased by 11.2%. However high costs incurred by the Group in the first 9 months of 2007 and in the third quarter of 2007 significantly decreased its results in both periods. Results of the group declined due to lower margin on sold services and high expenditures related to high tourism season causing increase of costs of distribution and marketing. Increase of administrative overheads was primarily caused by growing compensations in PBP Orbis Sp. z o.o. as a result of staff movement and related compensation adjustments.

The number of customers purchasing services from the PBP Orbis Capital Group declined by 6.8% yoy as well as a number of foreign trips purchased from the group decreased by 31.4% yoy in the third quarter of 2007. However results for 9 months of 2007 underline good position of the PBP Orbis Capital Group on tourism market and in particular in the outgoing traffic segment (growth by 14.2% yoy). The group estimates that in the next few years it will be able to maintain high sales growth and strengthen its position of the third or fourth largest operator on the market. The number of foreigners visiting Poland due to PBP Orbis services is growing gradually and systematically. In order to further improve these results, the company will intensify activities stimulating sales. Since travel management is the

(all amounts are quoted in PLN thousand, unless otherwise stated)

most promising and profitable segment of travel services, PBP Orbis Sp. z o.o. established Business Travel Management (BTM) dedicated to handling corporate customers.
PBP Orbis Sp. z o.o. plans to implement a new PR and marketing strategy and to reorganize itself in order to improve its operating results in the future.

4.4 Operating results of the Orbis Transport Group

	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007/2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
number of persons transported y Orbis Transport coaches	73 340	89 060	-17,7%	178 597	204 316	-12,6%
number of kilometers covered by Orbis Transport coaches	4 268 038	5 207 397	-18,0%	11 547 925	14 031 411	-17,7%
number of car rental days in Hertz Rac	20 407	21 054	-3,1%	54 071	49 530	9,2%
nember of contracts executed within Hertz Lease	210	259	-18,9%	590	765	-22,9%

The Orbis Transport Group recorded a growth of revenue from long-term leasing in the third quarter of 2007. In other segments of operations (coach transport, Rent a Car, and affiliated companies with the exception of PKS Gdańsk) the Group generated lower sales in the third quarter of 2007. Sales costs increased due to growing operating costs of the Group including high and growing cost of fuel. Growing work related emigration (including drivers) is another cost stimulating factors due to higher compensation pressure. All these factors caused decline of results of the Orbis Transport Group in the third quarter of 2007.
The Orbis Transport Group recorded a decline of a number of coach passengers in the third quarter of 2007 and in the first 9 months of 2007 by -17.7% and -12.6%, respectively, and decrease of a number of kilometers by -18.0% and -17.7%, respectively. It resulted from an approved strategy of Orbis Transport designed to improve quality of services. Following profitability analysis of coach lines, a number of runs was limited on less profitable lines. Lower number of passengers was caused by lower demand for coach transport primarily caused by expansion of cheap airlines. Orbis Transport compensates lower sales due to limited number of runs by higher ticket prices.
Despite the fact that the number of cars leased by Hertz Rent a Car (short term lease) declined slightly (by 3.1%) in the third quarter of 2007, in the first 9 months of 2007 the Group recorded growth of this form of operations (by 9.2%).

4.5 Seasonality or cyclicality of operations

Sales of the Group throughout the year are plagued by seasonality. Major value of sales is generated during the third quarter of the year. The second quarter of the year is the second best in terms of contribution to sales volume, while the fourth quarter is ranked as the third and the first quarter as the last in terms of sales. The same cycle of input contributed by individual quarters of the year to annual sales is observed in all business segments.

Traditionally, the second quarter of the year is a period during which the season for tourist services commences and develops; higher demand for tourist services are observed throughout all the three months of this quarter, both on the past of business clients and tourists.

The dominant role of the third quarter is related to increased business traffic in hotels which generate higher Average Room Rates in comparison with tourist traffic. It is also holidays quarter with higher sales of tourist services resulting, however, in lower Average Room Rate due to higher share of tourist groups in sales structure. During this quarter the Group settles payments in the tourist agents sector. At the same time there is a higher demand for coach tickets and leased cars.

(all amounts are quoted in PLN thousand, unless otherwise stated)

	Hotels & restaurants		Tourism		Transport		Segments - total	
	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters	Sales of products, merchandise and raw materials	Sales - % share in revenues during the last 4 quarters
IV quarter of 2005	153 596	22,2%	35 882	18,4%	40 580	24,9%	230 058	21,9%
I quarter of 2006	137 578	19,8%	25 208	12,9%	35 423	21,6%	198 209	18,8%
II quarter of 2006	191 379	28,0%	53 688	27,3%	41 027	24,5%	286 094	27,3%
III quarter of 2006	205 674	29,9%	98 069	46,1%	49 175	29,6%	352 918	33,1%
IV quarter of 2006	174 702	24,6%	37 495	17,5%	40 576	24,4%	252 773	23,2%
I quarter of 2007	160 251	21,9%	32 671	14,7%	37 820	22,4%	230 742	20,6%
II quarter of 2007	212 535	28,2%	58 018	25,6%	44 243	25,8%	314 796	27,3%
III quarter of 2007	212 706	28,0%	109 040	46,0%	47 060	27,7%	368 806	31,6%

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Segment revenue and segment result for individual business segments

The following net sales, costs and segment results are calculated based on value before consolidation adjustments in accordance with IAS 14.

	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007 / 2006	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007 / 2006	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007 / 2006
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants*	204 117	197 599	3,30%	8 589	8 075	6,37%	212 706	205 674	3,42%
Tourism	108 596	97 519	11,36%	444	550	-19,27%	109 040	98 069	11,19%
Transport	46 207	48 731	-5,18%	853	444	92,12%	47 060	49 175	-4,30%
Segment - total	358 920	343 849	4,38%	9 886	9 069	9,01%	368 806	352 918	4,50%
Unallocated activities	1 307	1 388	-5,84%	(9 886)	(9 069)	9,01%	(8 579)	(7 681)	11,69%
Group - total	360 227	345 237	4,34%	0	0	0,00%	360 227	345 237	4,34%

	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007 / 2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007 / 2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007 / 2006
	Sales to external clients			Inter-segment sales			Total sales		
Hotels & restaurants*	568 376	516 807	9,98%	17 116	17 824	-3,97%	585 492	534 631	9,51%
Tourism	198 318	175 305	13,13%	1 411	1 660	-15,00%	199 729	176 965	12,86%
Transport	126 848	124 001	2,30%	2 275	1 624	40,09%	129 123	125 625	2,78%
Segment - total	893 542	816 113	9,49%	20 802	21 108	-1,45%	914 344	837 221	9,21%
Unallocated activities	3 046	3 061	-0,49%	(20 802)	(21 108)	-1,45%	(17 756)	(18 047)	-1,61%
Group - total	896 588	819 174	9,45%	0	0	0,00%	896 588	819 174	9,45%

	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007 / 2006	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007 / 2006
	Segment results			Segment results		
Hotels & restaurants**	72 541	71 697	1,18%	174 415	151 918	14,81%
Tourism	9 573	11 992	-20,17%	14 592	17 053	-14,43%
Transport	6 317	10 006	-36,87%	16 762	12 692	32,07%
Segment - total	88 431	93 695	-5,62%	205 769	181 663	13,27%
Unallocated activities	(52 896)	(50 758)	4,21%	(144 963)	(129 809)	11,67%
Group - total	35 535	42 937	-17,24%	60 806	51 854	17,26%

* In the hotels with restaurants segment, the segment revenues do not include income from rental of investment property and income from sale of trademark, reported as part of sales revenues of the Orbis Hotel Group (point 4.2 of this report).

** The result of the hotels with restaurants segment comprises revenues and cost of services, products, merchandise and raw materials sold, less result from rental of investment property and result from sale of trademark, as well as the distribution and marketing expenses of the Orbis Hotel Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. BALANCE SHEET OF THE GROUP

	As at Sep. 30, 2007	As at June 30, 2007	% change in 3 months ended Sep 30, 2007	As at Dec 31, 2006	% change in 9 months ended Sep. 30, 2007	As at Sep. 30, 2006	% change in 12 months ended Setp. 30, 2007
Non-current assets	2 044 878	2 048 564	-0,18%	2 039 955	0,24%	1 994 072	2,55%
% share in the balance sheet total	*87,94%*	*87,87%*		*90,06%*		*88,12%*	
Current assets	263 290	265 636	-0,88%	217 954	20,80%	266 642	-1,26%
% share in the balance sheet total	*11,32%*	*11,39%*		*9,62%*		*11,78%*	
Non-current assets classified as held for sale	17 177	17 161	0,09%	7 143	140,47%	2 222	673,04%
TOTAL ASSETS	**2 325 345**	**2 331 361**	**-0,26%**	**2 265 052**	**2,66%**	**2 262 936**	**2,76%**
Equity attributable to the parent company	1 705 223	1 669 947	2,11%	1 660 003	2,72%	1 623 003	5,07%
% share in the balance sheet total	*73,33%*	*71,63%*		*73,29%*		*71,72%*	
Minority interests	1 567	1 330	17,82%	1 717	-8,74%	1 964	-20,21%
% share in the balance sheet total	*0,07%*	*0,06%*		*0,08%*		*0,09%*	
Non-current liabilities	337 202	341 205	-1,17%	343 813	-1,92%	385 001	-12,42%
- of which: borrowings	230 542	230 888	-0,15%	230 305	0,10%	267 255	-13,74%
% share in the balance sheet total	*14,50%*	*14,64%*		*15,18%*		*17,01%*	
Current liabilities	281 353	318 879	-11,77%	259 519	8,41%	252 968	11,22%
- of which: borrowings	95 970	92 623	3,61%	85 565	12,16%	88 274	8,72%
% share in the balance sheet total	*12,10%*	*13,68%*		*11,46%*		*11,18%*	
TOTAL EQUITY AND LIABILITIES	**2 325 345**	**2 331 361**	**-0,26%**	**2 265 052**	**2,66%**	**2 262 936**	**2,76%**
Debt/total capital employed ratio	19,15%	19,37%	-0,22pp	19,03%	0,12pp	21,91%	-2,76pp
Debt ratio (total liabilities/total assets ratio)	26,60%	28,31%	-1,71pp	26,64%	-0,04pp	28,19%	-1,59pp

5.1 Non-current assets

The non-current assets are dominated by property, plant and equipment (91.8%) with most significant items including: hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. The most considerable impact on the level of this group of assets is exerted by changes in the balance sheet of the parent company because this entity's assets prevail in the total value of property, plant and equipment. During three months ended September 30, 2007 versus the balance as at June 30, 2007 and as at December 31, 2006, this item did not undergo any significant changes, while its growth against the balance as at the end of September 2006 (by 2.7%) results from carried out planned modernization of hotels in Orbis S.A., construction of new hotels and purchase of passenger vehicles for the purpose of short-term lease (Hertz RaC) and passenger vehicles for leasing purposes (Hertz Lease).

Other items of non-current assets remained at more or less the same level during two compared quarters of 2007.

5.2 Current assets

To items dominate the current assets, i.e., cash and cash equivalents (accounting for 35.2% of current assets) and trade receivables (35.0% share). Increase of cash and cash equivalents (by 22.3% yoy) in the third quarter of 2007 in comparison with the corresponding period of 2006 was primarily related to transactions performed by Orbis S.A. Trade receivables are usually much higher in the third quarter than by the end of a financial year due to high tourism season.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Other current receivables (20.7% share), composed predominantly of taxes, grants, customs duties and social security receivable, prepaid tangible assets and intangible assets, prepayments as well as security deposits and guarantees also constitute a major item. Other current receivables declined by 24.5% in comparison with the second quarter of 2007 due to decrease of receivables from security deposits, deposits, guarantees as a result of completion of a tourism season by PBP Orbis Sp. z o.o. Other current receivables decree decreased in comparison with their value as at September 30, 2006 due to decrease of prepaid non-current assets and receivables from taxes, grants, custom duties and insurances of Orbis S.A.

As at the end of September 2007 and 2006 Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. held securities acquired at an earlier date with a view of their future disposal at a profit. These securities are posted at Financial assets at fair value in the Income Statement.

The other items of current assets remained at more or less the same level during two compared quarters of 2007.

5.3 Non-current liabilities

Non-current liabilities are dominated by borrowings that account for 68.4% of the total value of this item. This item as at September 30, 2007 did not change significantly in comparison with its value as at June 30, 2007 and December 31, 2006. It, however, decreased by 13.7% in comparison with its value as at September 30, 2006 and its decrease is attributable to repayment of a loan installment by Orbis S.A. in the fourth quarter of 2006.

Provision for deferred income tax primarily established by Orbis S.A. is the second largest item of Non-current liabilities. It declines slightly from quarter to quarter.

Provision for pension and similar benefits is determined by shareholders semi-annually.

5.4 Current liabilities

The most important items of current liabilities include other current payables, borrowings and trade payables. Other current payables account for 35.6% of total current liabilities and comprise, first and foremost, taxes, customs duties and social security payable, advances and down payments as well as payables under financial lease. Other current payables decreased by 19.2% as compared to June 30, 2007 chiefly owing to the dividend paid by Orbis S.A. to its shareholders and the end of the tourism season and lower value of advance payments received by PBP Orbis Sp. z o.o.

The borrowings item accounts for 34.1% for current liabilities and its level remains stable (approximately 30% share in total current liabilities).

The share of trade payables in current liabilities equals 25.6% as at September 30, 2007 ad was similar to the share in the corresponding period of 2006. Decrease of the item (despite high hotel and tourism seasons in the third quarter) in comparison with its value as at June 30, 2007 and December 31, 2007 is attributed among other things to lower investment liabilities of Orbis S.A. significantly contributing to this item.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.5 Borrowings

Creditor		Amount of borrowings with maturity at the balance sheet date, i.e. Sep. 30, 2007		Current borrowings	Non-current borrowings	
		PLN	EUR		maturity from 1 to 3 years	maturity of more than 3 years
BWE-24/ORB loan		343		343		
Fixed-term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK and Calyon (Arrangers)		269 684		44 212	85 458	140 014
Kredyt Bank SA		870		800	70	
Kredyt Bank SA (in CHF)	revolving credit facility	9 599	4 217	9 599		
Kredyt Bank SA	overdraft	34 018		34 018		
Kredyt Bank SA	investment loan	5 000				5 000
Citibank Handlowy SA		6 998		6 998		
TOTAL:		**326 512**	**4 217**	**95 970**	**85 528**	**145 014**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.6 Changes in estimates of amounts

Items in which major changes occured	As at Sep. 30, 2007 (change in 3 months of 2007)	As at June 30, 2007 (change in 6 months of 2007)	% change in 3 months ended Sep. 30, 2007	As at Dec 31, 2006 (change in 3 months of 2006)	% change in 9 months ended Sep 30, 2007	As at Sep. 30, 2006 (change in 3 months of 2006)	% change in 12 months ended Sep. 30, 2007
DEFERRED TAX PROVISION AND ASSETS*							
1. Provision for deferred tax	62 057	65 016	-4,55%	70 169	(11,56)%	67 668	-8,29%
2. Deferred tax assets	676	802	-15,71%	720	(6,11)%	778	-13,11%
PROVISIONS FOR LIABILITIES							
1. Provision for jubilee awards and retirement obligations	**43 124**	**42 716**	**0,96%**	**38 983**	**10,62%**	**45 020**	**-4,21%**
Opening balance	42 716	38 983		45 020		45 803	
- created	459	6 162		6 653		711	
- used	(51)	(1 940)		(2 223)		(1 494)	
- released	0	(489)		(10 467)		0	
Closing balance	43 124	42 716		38 983		45 020	
3. Provision for restructuring costs	**477**	**603**	**-20,90%**	**5 752**	**(91,71)%**	**1 042**	**-54,22%**
Opening balance	603	5 752		1 042		1 632	
- created	0	0		5 752		0	
- used	(126)	(5 149)		(1 042)		(590)	
- released	0	0		0		0	
Closing balance	477	603		5 752		1 042	
IMPAIRMENT OF ASSETS							
1. Impairment of financial non-current assets	**6 059**	**6 059**	**0,00%**	**6 059**	**0,00%**	**6 059**	**0,00%**
Opening balance	6 059	6 059		6 059		6 059	
- created	0	0		0		0	
- used	0	0		0		0	
- reversed	0	0		0		0	
Closing balance	6 059	6 059		6 059		6 059	
2. Impairment of property, plant and equipment	**466 992**	**467 307**	**-0,07%**	**468 242**	**(0,27)%**	**496 121**	**-5,87%**
Opening balance	467 307	468 242		496 121		496 121	
- created	0	47		51 276		0	
- appropriated	0	(58)		0		0	
- used	0	(451)		0		0	
- cofnięcie	(315)	(473)		(79 155)		0	
Closing Balance	466 992	467 307		468 242		496 121	

* The deferred tax provision and assets are presented according to their final balance in tax groups and in companies that do not belong to these groups.

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the group

In the third quarter of 2007, the following changes were reported in contingent assets and liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended Sept. 30, 2007	Financial terms and other remarks
		Contingent liabilities of Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 7, 2010	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007.	Bank Handlowy w Warszawie S.A.	"Orbis Transport" Sp. z o.o. - subsidiary	April 21, 2008	8 400	0	Additionally, Orbis SA committed to submit to enforcement procedure up to the value of PLN 8 400 thousand, by virtue of which the Bank may issue a bank's writ of execution by Oct. 22, 2008.
		Contingent liabilities of Hekon Hotele Ekonomiczne S.A.				
Guarantee for bank borrowings of PLN 500 million	Bank Handlowy and Societe Generale (the main appointed arrangers), BZ WBK Caylon (arrangers)	ORBIS SA	7 years with 2 options to defer payment date by 1 year	269 684	3 379	
		Contingent liabilities of Orbis Tranport Sp. z o.o.				
Surety in favour of PKS Gdańsk	BP Polska Sp.z o.o.	PKS Gdańsk Sp. z o.o.	Sep. 21, 2007	0	(600)	surety under the civil law for purchase of fuel
Surety in favour of PKS Tarnobrzeg	BP Polska Sp.z o.o.	PKS Tarnobrzeg Sp. z o.o.	Dec. 31, 2007	100	0	surety under the civil law for purchase of fuel
		Total contingent liabiliites warunkowe:		**283 184**	**2 779**	
		Including loan guarantees or guarantee surety in the Group		283 184	2 779	
		Contingent assets of PBP Orbis Sp. z o.o.				
Bank guarantee	Blue City Sp. z o o.		March 31, 200!	9	0	
		TOTAL contingent assets		**9**	**0**	

(all amounts are quoted in PLN thousand, unless otherwise stated)

6. CASH FLOWS IN THE GROUP

	3 months ended Sep. 30, 2007	3 months ended Sep. 30, 2006	% change 2007/2006	9 months ended Sep. 30, 2007	9 months ended Sep. 30, 2006	% change 2007/2006
Cash flows from operating activities	67 970	70 132	-3,08%	169 234	130 429	29,75%
Cash flows from investing activities	(55 830)	(48 228)	15,76%	(165 265)	(149 866)	10,28%
Cash flows from financing activities	(18 549)	(17 408)	6,55%	(18 658)	13 556	-237,64%
Total net cash flows	**(6 409)**	**4 496**	**-242,55%**	**(14 689)**	**(5 881)**	**149,77%**
Cash and cash equivalents at the end of period	92 558	75 660	22,33%	92 558	75 660	22,33%

The Orbis Capital Group recorded negative net cash flows in the third quarter of 2007 and in the first 9 months of 2007. Absolute value of positive balance of operating cash flows do not exceed the negative balance of investment and financial cash flows indicating that the Group utilized own resources and external funds in addition to surplus operating cash flow. It is illustrated by the ratio of capacity to generate cash from operating activities which amounted to 49.8% in the third quarter of 2007 and 59.3% in the first 9 months of 2007.

6.1 Operating activities

In the third quarter of 2007, the Orbis Group reported positive net cash flows from operating activities. The third quarter of 2007 and 2006 was characterized by high profit to surplus cash from business operations ratio (69.9% and 77.6%, respectively) which confirmed good standing of the Group. The ratio indicates an impact of generated profit on cash surplus.

Traditionally, the biggest positive adjustment of the profit concerned depreciation/amortization, which follows from the type of business pursued by the Group's companies, and borrowings and interest. Despite high hotel and tourism season, also a significant impact of change in receivables was observed. This factor, however, resulted in a negative adjustment for 9 months of 2007.

The most considerable negative adjustment was the adjustment on account of a change in short term liabilities except borrowings.

6.2 Investing activities

During the third quarter of 2007 the Orbis Group generated negative cash flows from investing activities. The largest positive cash flows from investing activities of the Orbis Group in the third quarter of 2007 include income from the sale of short-term securities in Hekon Hotele Ekonomiczne S.A and Orbis S.A. At the same time, the company incurred major expenditures on this account, hence the balance of items related to securities exerted but a slight impact on cash flows from investing activities. Income from the sale of property, plant and equipment and intangible assets in the Orbis Transport Group represented a substantial item of positive cash flows from investing activities in all reporting periods, yet it was lower in the third quarter of 2007 than in the past periods.

The expenditures that had a powerful impact on cash flows from investing activities were expenditures for acquisition of property, plant and equipment and intangible assets. Although these expenditures constituted the highest negative cash flow item, their value in the third quarter of 2007 is slightly lower than in the corresponding period of the past year. Such expenditure was incurred owing to the Orbis Hotel Group's involvement in investment projects being a part of its development strategy. Generally, the investment expenditure ratio in the third quarter of 2007 and in the first 9 months of 2007 equals 54.7% and 62.0%, respectively, which means that cash from other activities had to be used in addition to funds from operating activities.

6.3 Financing activities

In the third quarter of 2007, the Orbis Group generated negative cash flows from financing activities, like in the corresponding period of the past year. It is attributable to lack of proceeds from borrowings taken. In the first 9 months of 2007, only the Orbis Transport Group had an overdraft in its current account amounting to PLN 7 000 thousand and PBP Orbis Sp z o.o. had an overdraft in the amount of PLN 1 271 thousand. Negative cash flows from these

(all amounts are quoted in PLN thousand, unless otherwise stated)

operations were primarily caused by payment by Orbis S.A. of dividend to its shareholders, slightly higher costs of borrowings repayment than in the second quarter of 2006, and financial lease expenditure, which were lower than in the second quarter of 2006.

7. STATEMENT OF CHANGES IN THE GROUP'S EQUITY AND DIVIDENDS

	Balance as at Sept. 30, 2007	Balance as at June 30, 2007	% change in 3 months ended on Sept. 30, 2007	Balancee as at Dec 31, 2006	% change in 9 months ended on Sept. 30, 2007	Balance as at Sept. 30, 2006	% change in 12 months ended on Sept. 30, 2007
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%	133 333	0,00%
Exchange differences on consolidation	(697)	(675)	-3,26%	(628)	-10,99%	(347)	-100,86%
Retained earnings	1 054 833	1 019 535	3,46%	1 009 544	4,49%	972 263	8,49%
Equity attributable to equity holders of the parent company	**1 705 223**	**1 669 947**	**2,11%**	**1 660 003**	**2,72%**	**1 623 003**	**5,07%**
Minority interests	1 567	1 330		1 717		1 964	
Equity	**1 706 790**	**1 671 277**	**2,12%**	**1 661 720**	**2,71%**	**1 624 967**	**5,04%**

The level of share capital has remained unchanged.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

Exchange differences on consolidation include exchange differences on consolidation of the Company UAB Hekon.

The change in retained earnings in the third quarter of 2007 was brought about predominantly by the booking of net profit for the current financial period of PLN 35,298 thousand. The remaining part of the result, i.e., PLN 237 thousand, impacted the level of minority interests.

Dividends paid out by Orbis S.A.:

- Orbis S.A. – dividend in the amount of PLN 15 667 thousand to be paid out to the shareholders of the Company by virtue of a resolution of the General Shareholders' Meeting of „Orbis" S.A. dated June 28, 2007 was paid on August 17, 2007.

Dividends payable to Orbis S.A.:

- HEKON S.A. – dividend in the amount of PLN 32 984 thousand (gross) payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company on June 26, 2007 was paid to Orbis S.A. bank account on July 4, 2007.

- Orbis Kontrakty Sp. z o.o. – dividend in the amount of PLN 5 081 thousand payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company dated May 29, 2007, was paid to Orbis S.A. bank account on 5 and 29 June 2007 and dividend in the amount of PLN 1 270 thousand payable to Hekon – Hotele Ekonomiczne S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company dated May 29, 2007, was paid to Hekon bank account on 5 June and 2 July 2007.

8. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No major non-recurring and one-off events that impacted the financial result of the Orbis Group took place in the third quarter of 2007. Events which took place during past periods are presented in point 8 of consolidated interim financial statement as at June 30, 2007 and for 6 months ended on June 30, 2007.

(all amounts are quoted in PLN thousand, unless otherwise stated)

9. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

10. RELATED PARTY TRANSACTIONS

SIGNIFICANT TRANSACTIONS IN THE GROUP

In the period of 9 months of the current year, the Orbis Group executed the following significant transactions with related parties:

- with Accor Polska sp. z o.o. (a company related to Accor S.A.) – revenues amounted to PLN 1 319 thousand, including PLN 1 288 thousand under the management contract, while expenses totaled PLN 13 067 thousand, including PLN 13 019 thousand as license fee. Revenues in the first 9 months of 2006 amounted to PLN 1 203 thousand, including PLN 1 154 thousand under the management contract, while expenses totaled PLN 7 727 thousand, including PLN 4 689 thousand as license fee. Receivables as at September 30, 2007 under these transactions amounted to PLN 515 thousand. Receivables as at September 30, 2006 under these transactions amounted to PLN 13 thousand. Payables as at September 30, 2007 amounted to PLN 5 045 thousand. Payables as at September 30, 2006 amounted to PLN 514 thousand.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system in the first 9 months of 2007 amounted to PLN 1 965 thousand in comparison with PLN 1 197 thousand in the corresponding period of 2006. Payables to Accor Centres de Contacts Clients as at September 30, 2007 amounted to PLN 234 thousand. No payables were reported as at September 30, 2006.
- with Accor Guarantee Lease Fees (a company related to Accor S.A.), expenses in the period of 9 months of the current year totaled PLN 292 thousand, and in the first 9 months of 2006 –PLN 305 thousand.

INTRA-GROUP TRANSACTIONS, CONSOLIDATION ELIMINATIONS

The list of eliminations from group consolidation is presented in the table below:

As at September 30, 2007	Orbis S.A.	Hekon S.A.	Kontrakty Sp. z o.o.	PBP Orbis Sp. z o.o.	Orbis Transport Sp. z o.o.	UAB Hekon	Total eliminations
Intragroup transactions							
Receivables	45 345	146 227	1	223	659	0	192 455
Payables	144 120	4 353	17	1 887	39 659	2 419	192 455
Expenses	9 103	5 163	50	14 338	5 114	89	33 857
Revenues	22 373	7 798	0	1 411	2 275	0	33 857

11. CHANGES IN ACCOUNTING POLICIES

The differences between the figures disclosed in the balance sheet for 9 months ended September 30, 2006 presented in these condensed interim consolidated financial statements and figures as at September 30, 2006, disclosed in the condensed interim consolidated financial statements prepared as at September 30, 2006 and for 12 months ended on December 31, 2006 as well as their impact upon the result and the cash flow statement for 9 months of 2006 are set out below.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Changes in the balance sheet, the income statement and the cash flow statement as at September 30, 2006:

BALANCE SHEET	As at September 30, 2006, published on Dec. 31, 2006		Differences	As at September 30, 2006, current figures
Non-current assets	2 000 132	1	(6 060)	1 994 072
Current assets	268 434	2	(1 792)	266 642
Non-current assets for sale	2 222		0	2 222
Total assets	2 270 788		(7 852)	2 262 936
Equity	1 702 620	3	(77 653)	1 624 967
Non-current liabilities	360 800	4	24 201	385 001
Current liabilities	207 368	5	45 600	252 968
Total equity and liabilities	2 270 788		(7 852)	2 262 936

INCOME STATEMENT	9 months ended September 30, 2006, published on Sept. 30, 2006		Differences	9 months ended September 30, 2006, current figures
Gross profit (loss) on sales	227 817	6	(127)	227 690
Profit (loss) from operating activities	80 399	7	(2 017)	78 382
Net profit (loss) for the financial year	58 908	8	(7 054)	51 854

CASH FLOW STATEMENT	9 months ended September 30, 2006, published on Sept. 30, 2006	Differences	9 months ended September 30, 2006, current figures
Net cash flows from operating activities	124 083	6 346	130 429
Net cash flows from investing activities	(145 508)	(4 358)	(149 866)
Net cash flows from financing activities	15 964	(2 408)	13 556
Change in total net cash flows and their equivalents	(5 461)	(420)	(5 881)

BALANCE SHEET

1.	Breakdown of receivables into current and non-current receivables in Orbis Transport	12 783
-	Setting-off the deferred tax provision against the deferred tax asset	(14 033)
-	Lease conversion in Orbis Transport	(5 329)
-	Other	519
	Total	**(6 060)**
2.	Breakdown of receivables into current and non-current receivables in Orbis Transport	(635)
-	Other	(1 157)
	Total	**(1 792)**
3.	Impact of created deferred tax provision upon retained earnings	(77 756)
-	Other	103
	Total	**(77 653)**
4.	Setting-off the deferred tax provision against the deferred tax asset	(2 764)
-	Reclassification of borrowings from non-current into current in Orbis Transport	(44 602)
-	Creation of deferred tax provision, taking into account the value of rights to perpetual usufruct of land obtained free of charge from local authorities in Orbis S.A.	67 327
-	Adjustment of classification of lease liabilities into current and non-current in Orbis Transport	2 959
-	Other	1 281
	Total	**24 201**
5.	Reclassification of borrowings from non-current into current in Orbis Transport	44 602
-	Other	998
	Total	**45 600**

(all amounts are quoted in PLN thousand, unless otherwise stated)

INCOME STATEMENT

6. Reclassification of income from rental of investment property from other operating income to sales of services in Orbis S.A.	794
- Adjustment of car lease in Orbis Transport	(4 279)
- Adjustment of depreciation/amortization of non-current assets due to recognition of residual value in Orbis Transport	1 390
- Reclassification of unused provisions for employee benefits	1 868
- Other	100
Total 6	**(127)**
7. Reclassification of income from rental of investment property from other operating income to sales of services	(794)
- Reclassification of interest, exchange differences and income/loss of exchange offices from finance income	2 683
- Adjustment of car lease in Orbis Transport	(722)
- Reclassification of unused provisions for employee benefits	(1 868)
- Other	(1 189)
Total 6+7	**(2 017)**
8. Reclassification of interest, exchange differences and income/loss of exchange offices from finance income to other operating income	(2 683)
- Other	(796)
- Recalculation of the income tax	(1 558)
Total 6+7+8	**(7 054)**

12. EVENTS AFTER THE BALANCE SHEET DATE

1. The Base at ul. Wałowa in Gdańsk constituting property of the subsidiary PKS Gdańsk Sp. z o.o. was sold on October 9, 2007. The Initial Sale Agreement was executed in 2006. The transaction will have an impact on financial results the Orbis Transport Group in 2007.
2. On October 31, 2007 a share sale and purchase agreement was concluded by Orbis Transport Sp. z o.o. relating to 320 shares in the share capital of Capital Parking Sp. z o.o. As a result of the share sale and purchase agreement Orbis Transport Sp. z o.o. holds 100% shares in the share capital of Capital Parking Sp. z o.o. (more information current report no. 27/2007).
3. As at November 20, 2007 Orbis S.A. has convened Extraordinary General Shareholders Meeting (more information current report no. 28/2007).

(all amounts are quoted in PLN thousand, unless otherwise stated)

13. ISSUER'S SHAREHOLDERS

As at November 14, 2007, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at 14 November, 2007, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. Of shares held as at November 14,2007 (no. of voting rights at the GM)	% share in share capital as at November 11, 2007 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from August 14, 2007 to November 14, 2007
- Accor S.A.:	20 955 773	45,48%	4,9%
including subsidiary of Accor S.A - ACCOR POLSKA Sp. z o.o.:	*2 303 849*	*4,99%*	-
- BZ WBK AIB Asset Management S.A. -customers under management contracts, investment funds BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.:	7 524 757	16,33%	-
including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A.	*4 624 770*	*10,04%*	*0,11%*
- Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	-
- Pioneer Pekao Investment Management S.A. (PPIM) - all clients (as regards portfolios managed by PPIM):	2 332 876	5,06%	-
including portfolios of Pioneer investment funds managed by PIONEER PEKAO INVESTMENT MANAGEMENT S A	*2 313 646*	*5,02%*	-

14. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

According to the Company's knowledge, as at November 14, 2007, members of the Management Board held the following shares in Orbis S.A.:

1. Jean-Philippe Savoye - President of the Management Board
   holds 1 000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2 607 shares of Orbis S.A.
3. Ireneusz Andrzej Węglowski - Vice-President of the Management Board
   holds 3 000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
5. Marcin Szewczykowski - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at November 14, 2007, members of the Supervisory Board of the 7th tenure held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Michael Flaxman
   does not hold any Orbis S.A. shares
4. Christophe Guillemot
   does not hold any Orbis S.A. shares
5. Elżbieta Czakiert
   holds 511 Orbis S.A. shares
6. Artur Gabor
   does not hold any Orbis S.A. shares
7. Jacek Kseń
   does not hold any Orbis S.A. shares
8. Jarosław Szymański
   does not hold any Orbis S.A. shares
9. Andrzej Procajło
   does not hold any Orbis S.A. shares
10. Christian Karaoglanian
    does not hold any Orbis S.A. shares

(all amounts are quoted in PLN thousand, unless otherwise stated)

15. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated June 24, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue, Land and Mortgage Register no. 5021	unknown	Notification of the Housing and Municipal Development Office dated April 18, 2002 pending proceedings for declaration of invalidity of an administrative decision	Applicants: P.P. A.J. Blikle and H.M. Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The application for granting the right of temporary ownership filed by former owners of the real property will be re-considered.
1) Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G. 2) proceedings for declaration of invalidity of the decision of the Head of Warszawskie Voivodship no. 447/91 dated September 23, 1991 concerning the granting of ownership rights of the real property located in Warsaw at 24/26 Nowogrodzka str. to Orbis S.A. Forum Hotel in Warsaw in the part related to Mortgage Register no. 1599 G	unknown	1) Application dated September 14, 1948 for granting the right of temporary ownership 2) Notification of the Minister of Construction dated November 20, 2006	1) Applicants: J. and T. Sławiński (presently, the heirs: E.Sławińska and others Participant: Orbis S.A. 2) Applicant: J. Kubiaczyk-Grodzka (one of heirs of T. Sławiński)	1) The President of the Capital City of Warsaw, by virtue of the decision dated February 6, 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property. The heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated February 6, 2006. No new information on the case. 2) Mrs. J. Kubiaczyk-Grodzka applied for declaration of invalidity of the decision. By virtue of decision dated January 22, 2007, the Minister of Construction refused to declare the said decision invalid.
Proceedings for payment of remuneration for use of the real property located in Cracow at 11 Pijarska Street	PLN 1,345 thd	Plaintiffs: 1) S., P., G., A. Marczak – March 2003 2) A. and M. Marczak – April 2004 3) Irena Kuc-November 2004 4) JanuszTabor and Irena Ciapała – November 2004	Plaintiffs: S., P., G., A., A. i M. Marczak and I. Kuc, E. Ciapała, J. Tabor; Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. The District Court in Cracow issued decision on admission of expert evidence on valuation of outlays incurred by Orbis for renovation of the tenement house and determination of remuneration for non-contractual use of the tenement house, as well as on appointment of a court expert by the Court. The case is pending.
Proceedings for reimbursement (proportionally to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska Street in Cracow	PLN 1.541 thd	Statement of claim dated November 29,2004	Plaintiff: Orbis S.A. Defendants: s. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor	The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1,541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the application. Orbis S.A. appealed against this decision. The Court set a deadline of 3 weeks for the defendant's attorney to file a statement of defense in the case considering the possibility of suspension of the proceedings. The case has been adjourned until an unspecified date.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Legal claims - description	Value of the litigation	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
25 proceedings for compensation in connection with violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and proceedings for compensation from PLN 5,000 to PLN 67,200 for termination of employment in violation of the law.	In 4 cases employees seek compensation of 67 thousand, while others seek compensation equal to 3-times the monthly salary, i.e. from PLN 5-28 thousand	from July 2005 from the end of September 2005	Plaintiffs: approx. 25 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A..	Orbis S.A. applies for dismissal of all claims. To date the majority of employees have withdrawn their claims, save for 18 claims, the proceedings related to these claims are at the stage of hearing of the parties' witnesses. Four judgments lacking force of law in favor of Orbis S.A. have been rendered to dismiss all the claims of the employees. Two employees filed appeals.
59 proceedings initiated by employees of the Vera Hotel Branch in Warsaw for payment of monthly bonuses for the period 2003 – 2005.	Plaintiffs, with few exceptions, claim amounts of PLN 2-31 thd	First statements of claim were filed in July 2006	59 employees of the Vera Hotel Branch in Warsaw, Defendant: Orbis S.A. Vera Hotel Branch in Warsaw	The Vera Hotel Branch in Warsaw motions that all the actions be dismissed.
15 proceedings initiated by employees of the liquidated Solec Hotel Branch in Warsaw for payment of monthly bonuses for the period from 2003 to 2005. The employees' claims are based on the provisions of the Collective Labor Agreement which was in force at Solec Hotel before its liquidation	Plaintiffs claim the amount from PLN 4-18 thd	First statements of claim were filed in July 2006.	Plaintiffs: 15 former employees of the liquidated Solec Hotel Branch in Warsaw; Defendant: Orbis SA	Orbis S.A. motions that all suits brought by employees be dismissed. A few employees have withdrawn statements of claims and renounced their claims
Proceedings for handing over the real property located in Warsaw, Wilanów District, at 27 St. Kostki Potockiego Street, indicated as a plot no. 21/1with area of 4,397 square meters	Plaintiff estimated the value of the subject matter of litigation at PLN 5,000 as the value of the real property or at PLN 377 thd equal to 3-times the monthly rent to be paid for this type of real property	Statement of claim dated September 29, 2005	Plaintiff: State Treasury, represented by the Office of the Capital City of Warsaw, Defendant: Orbis S.A.	Orbis S.A. proposed a compromise in court, which was not accepted by the State Treasury. The date of next hearing has been set for November 20, 2007. According to the attorney of Orbis S.A., it is very likely that the court will dismiss the claim.
Proceedings for determination that the revalued amount of the fee for perpetual usufruct of land located at Bitwy Warszawskiej 1920 Street in Warsaw is unjustified and that a lower amount of the fee is justified	PLN 273 thd.	Application to the Self-Government Appellate Board dated January 10, 2006	Applicant: Orbis SA Participant: President of the Capital City of Warsaw	By virtue of the decision dated June 11, 2007, the Self-Government Appellate Board dismissed the application for determination that the revalued amount of the fee for perpetual usufruct of land is unjustified, and that a lower amount of the fee is justified. Orbis has appealed against the decision. The case is pending.

ORBIS S.A.

CONDENSED STAND-ALONE FINANCIAL STATEMENT

as at September 30, 2007 and for 9 months ended on September 30, 2007

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET

as at September 30, 2007, June 30, 2007, December 31, 2006 and September 30, 2006

Assets	balance as at September 30, 2007	balance as at June 30, 2007	balance as at December 31, 2006	balance as at September 30, 2006
Non-current assets	**2 036 233**	**2 039 937**	**2 033 051**	**1 987 506**
Property, plant and equipment	1 453 897	1 456 752	1 499 872	1 473 228
Intangible assets	1 072	1 109	1 052	1 282
Investment in subsidiaries and associates	484 091	484 091	470 085	470 085
Available-for-sale financial assets	0	31	31	31
Other financial assets	0	0	0	121
Investment property	96 621	97 402	61 459	42 207
Other long-term investments	552	552	552	552
Current assets	**164 323**	**172 984**	**157 120**	**178 078**
Inventories	4 559	4 729	4 937	5 585
Trade receivables	41 657	38 446	23 023	35 514
Income tax receivables	1 190	993	786	1 545
Other short-term receivables	70 628	104 444	75 124	93 979
Financial assets at fair value through profit or loss	6 993	0	0	9 987
Cash and cash equivalents	39 296	24 372	53 250	31 468
Non-current assets held for sale	10 561	10 561	0	0
Total assets	**2 211 117**	**2 223 482**	**2 190 171**	**2 165 584**

Explanation of differences in presented data for 9 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

BALANCE SHEET, continued

as at September 30, 2007, June 30, 2007, December 31, 2006 and September 30, 2006

Equity and Liabilities	balance as at September 30, 2007	balance as at June 30, 2007	balance as at December 31, 2006	balance as at September 30, 2006
Total equity	**1 615 863**	**1 601 471**	**1 576 850**	**1 546 889**
Share capital	517 754	517 754	517 754	517 754
Other capital	133 333	133 333	133 333	133 333
Retained earnings	964 776	950 384	925 763	895 802
Non-current liabilities	**321 429**	**322 163**	**325 929**	**366 217**
Borrowings	225 472	225 417	225 305	264 755
Deferred income tax liability	61 251	62 367	69 855	67 327
Provision for pension and similar benefits	34 706	34 379	30 769	34 135
Current liabilities	**273 825**	**299 848**	**287 392**	**252 478**
Borrowings, of which:	187 406	184 043	184 297	63 687
- borrowings from related entitles	142 851	142 823	142 804	20 015
Trade payables	27 511	42 324	54 183	21 727
Current income tax liabilities	5 750	3 849	1 170	6 707
Other current liabilities, of which:	46 980	63 439	36 385	154 969
- liabilities to subsidiaries related to debt securities issued	0	0	0	110 449
Provision for pension and similar benefits	4 906	4 795	4 769	4 319
Provisions for liabilities	1 272	1 398	6 588	1 069
Total equity and liabilities	**2 211 117**	**2 223 482**	**2 190 171**	**2 165 584**

Explanation of differences in presented data for 9 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

INCOME STATEMENT

for 9 months and for 3 months ended on September 30, 2007 with comparable figures for the year 2006

	3 months ended on September 30, 2007	9 months ended on September 30, 2007	3 months ended on September 30, 2006	9 months ended on September 30, 2006
Net sales of services	175 971	485 413	171 761	443 192
Net sales of products, merchandise and raw materials	1 048	2 080	851	2 031
Cost of services, products, merchandise and raw materials sold	(116 354)	(340 163)	(107 841)	(313 665)
Gross profit on sales	**60 665**	**147 330**	**64 771**	**131 558**
Other operating income	1 459	44 075	2 184	29 060
Distribution & marketing expenses	(9 856)	(29 010)	(12 097)	(28 957)
Overheads & administrative expenses	(23 458)	(77 534)	(21 319)	(70 539)
Other operating expenses	(1 558)	(6 207)	(2 642)	(7 032)
Operating profit	**27 252**	**78 654**	**30 897**	**54 090**
Financial income	107	137	24	50
Financial expenses	(5 129)	(14 928)	(4 787)	(14 697)
Profit before tax	**22 230**	**63 863**	**26 134**	**39 443**
Income tax expense	(7 838)	(9 183)	(5 815)	(6 309)
Net profit for the period	**14 392**	**54 680**	**20 319**	**33 134**
Earnings per ordinary share (in PLN)				
Earnings per share for the period	0,31	1,19	0,44	0,72

Total profit for the period relates to continued operations.

Explanation of differences in presented data for 9 months 2006 against previously published data is described in point 10 of these statments

(all amounts are quoted in PLN thousands, unless otherwise stated)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 9 months and for 3 months ended on September 30, 2007, for 12 months preceding and for 9 months comparable for the year 2006

	Share Capital	Other Capital	Retained Earnings	Total
Twelve months ended on December 31, 2006				
Balance as at January 1, 2006	**517 754**	**133 333**	**878 335**	**1 529 422**
- profit for the financial year	0	0	63 095	**63 095**
Total recognised income	**0**	**0**	**63 095**	**63 095**
dividends	0	0	(15 667)	**(15 667)**
Balance as at December 31, 2006	**517 754**	**133 333**	**925 763**	**1 576 850**
of which: nine months ended on September 30, 2006				
Balance as at January 1, 2006	**517 754**	**133 333**	**878 335**	**1 529 422**
- profit for the period	0	0	33 134	**33 134**
Total recognised income	**0**	**0**	**33 134**	**33 134**
dividends	0	0	(15 667)	**(15 667)**
Balance as at September 30, 2006	**517 754**	**133 333**	**895 802**	**1 546 889**
Nine months ended on September 30, 2007				
Balance as at January 1, 2007	**517 754**	**133 333**	**925 763**	**1 576 850**
- profit for the period	0	0	54 680	**54 680**
Total recognised income	**0**	**0**	**54 680**	**54 680**
dividends	0	0	(15 667)	**(15 667)**
Balance as at September 30, 2007	**517 754**	**133 333**	**964 776**	**1 615 863**
of which: three months ended on September 30, 2007				
Balance as at July 1, 2007	**517 754**	**133 333**	**950 384**	**1 601 471**
- profit for the period	0	0	14 392	**14 392**
Total recognised income	**0**	**0**	**14 392**	**14 392**
dividends	0	0	0	**0**
Balance as at September 30, 2007	**517 754**	**133 333**	**964 776**	**1 615 863**

(all amounts are quoted in PLN thousands, unless otherwise stated)

CASH FLOW STATEMENT

for 9 months and for 3 months ended on September 30, 2007 with comparable figures for the year 2006

	3 months ended on September 30, 2007	9 months ended on September 30, 2007	3 months ended on September 30, 2006	9 months ended on September 30, 2006
OPERATING ACTIVITIES				
Gross profit before tax	**22 230**	**63 863**	**26 134**	**39 443**
Adjustments:	**30 860**	**44 615**	**27 745**	**23 627**
Depreciation and amortization	30 629	91 827	28 341	80 088
Interest and dividends	4 537	(24 780)	3 879	(9 430)
Profit (loss) on investing activity	(22)	601	(340)	(48)
Change in receivables	3 213	(23 245)	1 906	(36 558)
Change in current liabilities, excluding borrowings	(7 730)	3 221	(5 877)	(9 761)
Change in provisions	312	(1 242)	(993)	(1 273)
Change in inventories	170	378	331	110
Other adjustments	(249)	(2 145)	498	499
Cash flow from operating activities	**53 090**	**108 478**	**53 879**	**63 070**
Income tax paid	(7 250)	(13 611)	(5 873)	(2 775)
Net cash flow from operating activities	**45 840**	**94 867**	**48 006**	**60 295**
INVESTING ACTIVITIES				
Proceeds from sale of property, plant and equipment and intangible assets	954	1 391	430	922
Proceeds from sale of short-term securities	22 380	25 450	88 701	230 416
Dividends received	32 984	38 065	703	22 079
Interest received	360	1 079	537	1 468
Other income from financial assets	5	2 414	4 005	4 013
Purchase of property, plant and equipment and intangible assets	(30 977)	(107 550)	(31 115)	(110 443)
Purchase of related entities	0	(167)	0	0
Purchase of short-term securities	(29 327)	(32 391)	(77 051)	(220 115)
Loans granted to related parties	(10 000)	(10 000)	(2 000)	(16 000)
Net cash used in investing activities	**(13 621)**	**(81 709)**	**(15 790)**	**(87 660)**
FINANCING ACTIVITIES				
Proceed from borrowings	0	0	0	50 000
Repayment of borrowings	0	(201)	0	(201)
Interest payment	(1 627)	(11 055)	(1 541)	(11 194)
Dividends paid to Shareholders	(15 667)	(15 667)	(15 667)	(15 667)
Other financial cash flow	(1)	(189)	0	(348)
Net cash used in financing activities	**(17 295)**	**(27 112)**	**(17 208)**	**22 590**
Change in cash and cash equivalents	**14 924**	**(13 954)**	**15 008**	**(4 775)**
Cash and cash equivalents at the beginning of period	**24 372**	**53 250**	**16 460**	**36 243**
Cash and cash equivalents at the end of period	**39 296**	**39 296**	**31 468**	**31 468**

NOTES
TO THE CONDENSED STAND-ALONE INTERIM FINANCIAL STATEMENTS OF ORBIS S.A.
AS AT SEPTEMBER 30, 2007 AND FOR 6 MONTHS ENDED SEPTEMBER 30, 2007.

TABLE OF CONTENTS

1. BACKGROUND

The attached financial statements present the financial data of the Company Orbis S.A. with its corporate seat in Warsaw, at Bracka 16 street, 00-028 Warsaw, entered into the Register of Businesses kept by the District Court in Warsaw, XII Business Department of the National Court Register under the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. On the regulated market, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company that employs close to 3.5 thousand persons and operates a network of 46 hotels (8,756 rooms) in 28 major cities, towns and resorts in Poland. Moreover, Orbis S.A. manages two other hotels. Company hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Etap brands.

These condensed interim financial statements have been **prepared as at September 30, 2007 and for 9 months ended September 30, 2007** on the assumption that the company Orbis S.A. will continue as a going concern in the foreseeable future.

The attached condensed interim financial statements comply with the International Financial Reporting Standards approved by the European Union, issued and valid on the date of these financial statements, including the International Accounting Standard 34 "Interim Financial Reporting" (IAS 34).

The principal accounting polices applied in the preparation of the financial statements are set out in point 2.1 of the notes to the consolidated interim financial statements of the Orbis Group for the semi-annual period of 2007. These policies have been consistently applied to all the years presented in the financial statements. Divergence from the data reported earlier is presented in section 10 hereof.

The functional and presentation currency is the Polish Zloty. All financial figures are quoted in PLN thousand, unless otherwise stated.

The attached stand-alone interim financial statements of Orbis S.A. as at September 30, 2007 should be read in conjunction with the consolidated interim financial statements of the Orbis Group as at September 30, 2007 and for 9 months ended on September 30, 2007 (hereinafter referred to as the "consolidated financial statements of the Orbis Group").

2. IMPORTANT EVENTS AND FACTORS AFFECTING FINANCIAL PERFORMANCE OF THE COMPANY

2.1 Major events of the current quarter

Information concerning events of the current quarter that are of greatest significance for the Company is presented in point 2.1 of the consolidated financial statements of the Orbis Group.

2.2 Factors significant for the development of the Company

2.2.1 External factors

Information concerning macroeconomic situation has been provided in point 2.2.1 of the consolidated financial statements of the Orbis Group.

2.2.2 Internal factors

Information concerning internal factors has been presented in point 2.2.2 of the consolidated financial statements of the Orbis Group.

2.2.3 Prospects for the forthcoming quarter

Information on the Company's prospects has been presented in point 2.2.3 of the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

3. INCOME STATEMENT OF THE COMPANY

3.1 Income statement of the Company

	3 months ended Sept. 30, 2007	3 months ended Sept. 30, 2006	% change 2007/2006	9 months ended Sept. 30, 2007	9 months ended Sept. 30, 2006	% change 2007/2006
Net sales of products, merchandise and raw materials	177 019	172 612	2,55%	487 493	445 223	9,49%
% share in total revenues	**99,12%**	**98,74%**		**91,68%**	**93,86%**	
Cost of goods sold	(116 354)	(107 841)	7,89%	(340 163)	(313 665)	8,45%
Selling and marketing costs	(9 856)	(12 097)	-18,53%	(29 010)	(28 957)	0,18%
Administrative expenses	(23 458)	(21 319)	10,03%	(77 534)	(70 539)	9,92%
of which:						
-depreciation & amortization	(30 629)	(28 341)	8,07%	(91 827)	(80 088)	14,66%
- staff costs	(49 533)	(44 371)	11,63%	(150 660)	(136 760)	10,16%
- outsourced services	(31 987)	(32 102)	-0,36%	(91 803)	(89 074)	3,06%
% share in total costs	**95,72%**	**95,00%**		**95,48%**	**95,00%**	
Other operating income	1 459	2 184	-33,20%	44 075	29 060	51,67%
Other operating expenses	(1 558)	(2 642)	-41,03%	(6 207)	(7 032)	-11,73%
Operating profit - EBIT	**27 252**	**30 897**	**-11,80%**	**78 654**	**54 090**	**45,41%**
Other finance income	107	24	345,83%	137	50	174,00%
Finance costs	(5 129)	(4 787)	7,14%	(14 928)	(14 697)	1,57%
Profit before tax	**22 230**	**26 134**	**-14,94%**	**63 863**	**39 443**	**61,91%**
Income tax	(7 838)	(5 815)	34,79%	(9 183)	(6 309)	45,55%
Net profit	**14 392**	**20 319**	**-29,17%**	**54 680**	**33 134**	**65,03%**
EBIT margin (EBIT/Revenues)	15,39%	17,90%	-2,51pp	16,13%	12,15%	3,98pp
EBITDA	**57 881**	**59 238**	**-2,29%**	**170 481**	**134 178**	**27,06%**
EBITDA margin (EBITDA/Revenues)	32,70%	34,32%	-1,62pp	34,97%	30,14%	4,83pp

Major changes of individual items of the income statement and comments on the results generated by Orbis S.A. in the third quarter of 2007 are presented in point 4.1 of the notes to the consolidated financial statements of the Orbis Group.

3.2 Seasonality or cyclicality of operations

Detailed presentation of the seasonal nature of hotel operations is presented in point 4.5 of the notes to the consolidated financial statements of the Orbis Group.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4. BALANCE SHEET OF THE COMPANY

	As at Sept. 30, 2007	As at June 30, 2007	% change in 3 months ended on Sept. 30, 2007	As at Dec 31, 2006	% change in 9 months ended on Sept. 30, 2007	As at Sept. 30, 2006	% change in 12 months ended on Sept. 30, 2007
Non-current assets	2 036 233	2 039 937	-0,18%	2 033 051	0,16%	1 987 506	2,45%
% share in the balance sheet total	*92,09%*	*91,75%*		*92,83%*		*91,78%*	
Current assets	164 323	172 984	-5,01%	157 120	4,58%	178 078	-7,72%
% share in the balance sheet total	*7,43%*	*7,78%*		*7,17%*		*8,22%*	
Non-current assets held for sale	10 561	10 561	0,00%	0	0,00%	0	0,00%
TOTAL ASSETS	**2 211 117**	**2 223 482**	**-0,56%**	**2 190 171**	**0,96%**	**2 165 584**	**2,10%**
Equity	1 615 863	1 601 471	0,90%	1 576 850	2,47%	1 546 889	4,46%
% share in the balance sheet total	*73,08%*	*72,03%*		*72,00%*		*71,43%*	
Non-current liabilities	321 429	322 163	-0,23%	325 929	-1,38%	366 217	-12,23%
- of which: borrowings	225 472	225 417	0,02%	225 305	0,07%	264 755	-14,84%
% share in the balance sheet total	*14,54%*	*14,49%*		*14,88%*		*16,91%*	
Current liabilities	273 825	299 848	-8,68%	287 392	-4,72%	252 478	8,45%
- of which: borrowings	187 406	184 043	1,83%	184 297	1,69%	63 687	194,26%
% share in the balance sheet total	*12,38%*	*13,49%*		*13,12%*		*11,66%*	
TOTAL EQUITY AND LIABILITIES	**2 211 117**	**2 223 482**	**-0,56%**	**2 190 171**	**0,96%**	**2 165 584**	**2,10%**
Debt/total capital employed ratio	25,55%	25,57%	-0,02pp	25,98%	-0,43pp	21,23%	4,32pp
Debt ratio (total liabilities/total assets ratio)	26,92%	27,97%	-1,05pp	28,00%	-1,08pp	28,57%	-1,65pp

4.1 Non-current assets

Owing to the nature of the business, the basic item of the Company's non-current assets is property, plant and equipment accounting for 71.4% of total non-current assets and remaining at a similar level from one reporting period to another. Property, plant and equipment includes, first and foremost, hotel buildings, premises, civil and marine engineering objects as well as land and rights to perpetual usufruct of land. Non-current assets grew by 2.5% yoy in the last 12 months. This growth results predominantly from substantial capital expenditure on new hotels, on existed property, plant and equipment and their planned modernizations. However, the item property, plant and equipment declined during the said period due to appropriation of some non-current assets to investment property item and assets held for sale item. On the other hand, during the last quarter the value of this item remained at almost the same level. Investment in shares of subsidiary company Orbis Transport Sp. z o.o. during the second quarter of 2007 contributed to an increase of the property, plant and equipment item as at September 30, 2007 as compared to the corresponding period of the past year.

4.2 Current assets

The major sub-item of current assets in the third quarter of 2007 comprises other current receivables (43.0% share). This item comprises, among others, short-term loans granted to subsidiaries (which increased as compared to the past quarter of the current year by the value of earmarked loan given to Orbis Transport Sp. z o.o., i.e. by PLN 10.0 million), as well as prepayments, advances and receivables arising from public law regulations. The value

(all amounts are quoted in PLN thousand, unless otherwise stated)

of other current receivables by 32.4% as compared to the second quarter of 2007 is basically due to payment of dividend on shares by the subsidiary company Hekon – Hotele Ekonomiczne amounting to PLN 32 984 thousand. However, the decline of this item versus the third quarter of 2006 is attributable to a reduction of advance payment for fixed assets as well as lower receivables from taxes, custom duties and insurance. The second most significant item is trade receivables, accounting for 25.4% of total current assets. The value of this item is correlated with the turnover in the hotel business due to seasonality which is inherent in the hotel business; the third quarter of the year regularly generates the highest turnover. A major item as at the end of third quarter of 2007 is cash and cash equivalents (23.9% share), which grew as compared to the balance as at the end of the second quarter of 2007 on account of a growth in the value of the repo transactions carried out y the Company. A new item appeared during this quarter, i.e. financial assets recognized at fair value in the income statement, which accounts for 4.3% of the total current assets. These are securities (bonds), which the Company purchases to derive economic benefits due to price fluctuations.

4.3 Non-current liabilities

Non-current liabilities of the Company comprise three main items. Borrowings represent the most substantial item of non-current liabilities (70.1% of the total value of non-current liabilities). Throughout the past 9 months this amount was practically at the same level, while its decline against the balance as at the end of the third quarter of 2006 resulted from the repayment of a fixed-term bank borrowings installment of PLN 39 191 thousand in the past year. The second major component (19.1%) is a provision for deferred income tax, which has been diminishing steadily throughout the successive reporting periods. The last item of non-current liabilities is the provision for retirement benefits and equivalent obligations, accounting for 10.8% of total non-current liabilities. The value of this item has remained more or less the same as compared to the balance as at the end of the third quarter of 2006. At the end of the second quarter of 2007 , the provision for retirement benefits and equivalent obligations was recalculated by an actuary, which resulted in its increase versus the balance as at December 31, 2006.

4.4 Current liabilities

Alike in the case of non-current liabilities, the current liabilities item is dominated by borrowings (constituting 68.4% of total current liabilities), mainly incurred from companies belonging to the Orbis Group. Throughout the past 9 months this amount did not change substantially, while its growth versus as at September 30, 2006 is by and large attributable to conversion, in October 2006, of liabilities related to debt securities (bonds) worth PLN 109,620 thousand into a 12-month loan from Hekon - Hotele Ekonomiczne S.A. The second most significant item of non-current liabilities is other current payables (17.2% share) with important lines such as: tax, customs duties and social security payables, salaries, and accruals. Other current payables decreased as compared to their value in the past quarter above all due to payment of dividend to Orbis S.A. shareholders. On the other hand, the decline of this item versus as at September 30, 2006 was brought about by the above-described conversion of liabilities under debt securities into a loan. Change in trade payables during the successive reporting periods are correlated with seasonal fluctuations in the hotel business carried out by the Company.

4.5 Borrowings

Creditor	Amount of borrowings with maturity as at the balance sheet date, i.e. Sept. 30, 2007		Current borrowings	Non-current borrowings	
	PLN	EUR		maturity from 1 to 3 years	maturity of over 3 years
BWE-24/ORB loan	343	0	343	0	0
Fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	269 684	0	44 212	85 458	140 014
Loans - Hekon Hotele Ekonomiczne S.A.	142 851	0	142 851	0	0
TOTAL :	**412 878**	**0**	**187 406**	**85 458**	**140 014**

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.6 Changes in estimates of amounts

Items in which major changes occured	As at Sept. 30, 2007 (change in 3 months of 2007)	As at June 30, 2007 (change in 6 months of 2007)	% change in 3 months ended Sept. 30, 2007	As at Dec 31, 2006 (change in 3 months of 2006)	% change in 9 months ended Sept. 30, 2007	As at Sept. 30, 2006 (change in 3 months of 2006)	% change in 12 months ended Sept. 30, 2007
DEFERRED TAX PROVISION AND ASSETS*							
Provision for deferred tax	61 251	62 367	(1,79)%	69 855	(12,32)%	67 327	(9,02)%
PROVISIONS FOR LIABILITIES							
1. Provision for jubilee awards and retirement obligations	**39 612**	**39 174**	**1,12%**	**35 538**	**11,46%**	**38 454**	**3,01%**
Opening balance	39 174	35 538		38 454		38 857	
- created	459	5 554		6 311		782	
- used	(21)	(1 918)		(1 849)		(1 185)	
- released	0	0		(7 378)		0	
Closing balance	39 612	39 174		35 538		38 454	
2. Provision for liabilities arising from court litigations	**477**	**603**	**(20,90)%**	**5 752**	**(91,71)%**	**1 042**	**(54,22)%**
Opening balance	603	5 752		1 042		1 632	
- created	0	0		5 752		0	
- used	(126)	(5 149)		(1 042)		(590)	
- released	0	0		0		0	
Closing balance	477	603		5 752		1 042	
IMPAIRMENT OF ASSETS							
1. Impairment of financial non-current assets	**6 059**	**6 059**	**0,00%**	**6 059**	**0,00%**	**6 059**	**0,00%**
Opening balance	6 059	6 059		6 059		6 059	
- created	0	0		0		0	
- used	0	0		0		0	
- reversed	0	0		0		0	
Closing balance	6 059	6 059		6 059		6 059	
2. Impairment of property, plant and equipment	**466 992**	**467 307**	**(0,07)%**	**468 242**	**(0,27)%**	**496 121**	**(5,87)%**
Opening balance	467 307	468 242		496 121		496 121	
- created	0	47		51 276		0	
- appropriated	0	(58)		0		0	
- used	0	(451)		0		0	
- reversed	(315)	(473)		(79 155)		0	
Closing balance	466 992	467 307		468 242		496 121	

*The deferred tax provision and assets are presented according to their final balance.

(all amounts are quoted in PLN thousand, unless otherwise stated)

4.7 Contingent assets and liabilities, including sureties for borrowings or guarantees issued in the Orbis Group

As at September 30, 2007, contingent assets and liabilities were as follows:

Contingent liabilities:

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 3 months ended Sept. 30, 2007	Financial terms and other remarks
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the guarantee issued by the bank on the basis of the framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 6, 2008	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005, annex no. 1 of Dec. 4, 2006.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 7, 2010	2 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. that may arise under the overdraft facility granted by the bank under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005.	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	Dec. 31, 2012	1 000	0	Validity date correspods to the date of validity of declaration on submission to enforcement procedure. The term of the surety is indefinite.
Surety agreement for liabilities of the company "Orbis Transport" Sp. z o.o., that may arise under the overdraft facility granted by the bank under agreement no. WAW/KB/0074/07 dated March 20, 2007.	Bank Handlowy w Warszawie SA	"Orbis Transport" Sp. z o.o.- subsidiary	April 21, 2008	8 400	0	Additionally, Orbis SA committed to submit to enforcement procedure up to the value of PLN 8 400 thousand, by virtue of which the Bank may issue a bank's writ of execution by Oct. 22, 2008.
			TOTAL:	13 400	0	
		of which: sureties for borrowings or guarantees issued within the group:		13 400	0	

(all amounts are quoted in PLN thousand, unless otherwise stated)

5. CASH FLOWS IN THE COMPANY ORBIS S.A.

	3 months ended Sept. 30, 2007	3 months ended Sept. 30, 2006	% change 2007/2006	9 months ended Sept. 30, 2007	9 months ended Sept. 30, 2006	% change 2007/2006
Cash flows from operating activities	45 840	48 006	-4,51%	94 867	60 295	57,34%
Cash flows from investing activities	(13 621)	(15 790)	-13,74%	(81 709)	(87 660)	-6,79%
Cash flows from financing activities	(17 295)	(17 208)	0,51%	(27 112)	22 590	-220,02%
Total net cash flows	**14 924**	**15 008**	**0,56%**	**(13 954)**	**(4 775)**	**192,23%**
Cash and cash equivalents at the end of period	39 296	31 468	24,88%	39 296	31 468	24,88%

In the third quarter of the current year the Company reported positive net cashflows. Positive balance of cash from operating activities, which in absolute values exceeds the negative balances of cash from investing and financing activities indicates that the Company finances its business from a surplus of cash generated from operating activities. An analysis of negative net cashflow for 9 months of 2007 year-to-date indicates that the Company uses not only a surplus of cash from operating activities, but also draws upon other sources of financing and own cash. The Company did not use any new tranche of credit facility (external financing) during the period in question. However, the Company reported substantial proceeds from investing activities, mainly dividends. These circumstances are reflected by the operating cash flow (OCF) ratio, which in 2007 remained at 44.7% during the third quarter and at 58.1% year-to-date.

5.1 Operating activities

In the third quarter of 2007 the Company reported positive cash flows from operating activities. It was attributable, among others, to a good value of profit before tax. The ratio of profit to the positive balance of cash from operating activities remains at a similar level both during quarterly periods (48.5% during the third quarter of 2007 and 54.4% during the corresponding period of 2006) as well as for 9 months year-to-date (67.3% for 9 months of 2007 and 65.4% during 9 months of the past year). Traditionally, the most substantial positive adjustment of profit concerned depreciation/amortization, with the value being slightly higher than in the corresponding period of the past year. Despite a peak of the tourist season, generating increased turnover in the hotel business, a change in the value of receivables (alike in the past year) resulted in a positive adjustment during the third quarter of 2007 (however, for 9 months of the year-to-date, this item is negative). A positive adjustment of the item interest and dividends, both for the third quarter of the current year, as well as the past year, was impacted by the value of accrued interest on loans received from subsidiary. However, for three quarters of 2007 year-to-date, the item interest and dividends reveals a negative value, also due to a high value of dividends received from subsidies.
The most significant negative adjustment in the third quarter of 2007 is a change in the balance of liabilities, save for borrowings, which indicates a diminution of the Company's debt. The remaining negative differences did not substantially affect the cashflows from financing operations.

5.2 Investing activities

Revenues from dividends were the major source of positive cash flows from investing activities in the third quarter of 2007. The value of this item is definitely higher than in the third quarter of the past year, since out of the dividends that are due to Orbis S.A. from Orbis Kontrakty Sp. z o.o. and from Hekon – Hotele Ekonomiczne S.A., the latter dividend was paid to the Company in July of current year, quite opposite than in 2006, when it was paid in June. Growth of this item year-to-date (for three quarters of 2007) is an outcome of a substantially higher amount of dividend paid to Orbis S.A. by its subsidiary Hekon – Hotele Ekonomiczne S.A. than a year before.

(all amounts are quoted in PLN thousand, unless otherwise stated)

Based on a quarter-to-quarter comparison (2007/2006) as well as year-to-date figures, the revenues from the sale of short-term securities declined substantially due to a change in the policy of managing surplus funds by the Company.

Expenditure of non-current tangible assets and intangibles was the greatest driver of negative cashflows from investing activities in the third quarter of 2007. It is related to the ongoing investments within the frame of the development strategy. Generally, the investment expenditure ratio in the third quarter of 2007 totaled 65,2%, which means that cash from other activities had to be used in addition to funds from operating activities. The similar situation are presented for 9 months of 2006 where the investment expenditure ratio totaled 63.2%.

5.3 Financing activities

The basic expenditure within the framework of financing activities during all the periods in question was the dividend paid out to shareholders. The negative cash flows from these activities were also impacted by the payment of interest on loans, both during this as well as the preceding reporting periods. No positive cashflows from financing activities have been reported by the Company in the current year.

6. STATEMENT OF CHANGES IN EQUITY AND DIVIDENDS

	As at Sept. 30, 2007	As at June 30, 2007	% change in 3 months ended on Sept. 30, 2007	As at Dec 31, 2006	% change in 9 months ended on Sept. 30, 2007	As at Sept. 30, 2006	% change in 12 months ended on Sept. 30, 2007
Share capital	517 754	517 754	0,00%	517 754	0,00%	517 754	0,00%
Other reserves	133 333	133 333	0,00%	133 333	0,00%	133 333	0,00%
Retained earnings	964 776	950 384	1,51%	925 763	4,21%	895 802	7,70%
Equity	**1 615 863**	**1 601 471**	**0,90%**	**1 576 850**	**2,47%**	**1 546 889**	**4,46%**

The level of share capital has remained unchanged during the third quarter of 2007.

Amounts derived from the sale of Orbis S.A. shares above their nominal value and revaluations of investments are posted under other reserves. In the current quarter, other reserves did not change.

The change in retained earnings in the third quarter of 2007 in the amount of PLN 14 392 thousand was the result of booking the net profit for the current quarter.

Dividends paid out:

- Orbis S.A. – dividend in the amount of PLN 15 667 thousand payable to the shareholders of the Company by virtue of a resolution of the General Shareholders' Meeting of „Orbis" S.A. dated June 28, 2007, paid out on August 17, 2007.

Dividends received:

- HEKON S.A. – dividend in the amount of PLN 32 984 thousand payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company on June 26, 2007, paid to Orbis S.A. bank account on July 4, 2007,
- Orbis Kontrakty Sp. z o.o. – dividend in the amount of PLN 5 081, payable to „Orbis" S.A. by virtue of a resolution no IV of the Annual General Shareholders' Meeting of the Company dated May 29, 2007, was paid to Orbis S.A. bank account on June 5 and June 29, 2007.

(all amounts are quoted in PLN thousand, unless otherwise stated)

7. IMPACT OF NON-RECURRING AND ONE-OFF EVENTS

No non-recurring and one-off events took place in the Company during the third quarter. The events related to the past quarters of the current year have been outlined in point 7 of the stand-alone interim financial statements as at June 30, 2007 and for 6 months ended on June 30, 2007.

8. ISSUANCES, REPURCHASES AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

No issuances, repurchases and repayments of debt and equity securities occurred in the period covered by these financial statements.

9. RELATED PARTY TRANSACTIONS

In the period of 9 months of the current year, Orbis S.A. executed the following significant transactions with related parties:

- with Accor Polska sp. z o.o. (a company related to Accor S.A.), revenues amounted to PLN 1 319 thousand, including PLN 1 288 thousand under the management contract, while expenses totaled PLN 9 537 thousand, including PLN 9 521 thousand as license fee. In the period of 9 months of 2006, revenues amounted to PLN 1 203 thousand, including PLN 1 154 thousand under the management contract, while expenses totaled PLN 5 162 thousand, including PLN 2 148 thousand as license fee. As at September 30, 2007, receivables from the above-mentioned transactions amounted to PLN 515 thousand, while as at September 30, 2006, they were equal to PLN 7 thousand. Payables to Accor Polska sp. z o.o. under the above-mentioned transactions totaled PLN 4 221 thousand as at September 30, 2007, and PLN 97 at September 30, 2006.
- with Accor Centres de Contacts Clients (a company related to Accor S.A.), costs of access to the reservation services system during 9 months of 2007 amounted to PLN 1 374 thousand, while during the comparable period of 2006, this figure totaled 1 069 thousand. As at September 30, 2007, payables to Accor Centres de Contacts Clients equaled PLN 10 thousand; no payables were reported as at September 30, 2006.
- with Hekon - Hotele Ekonomiczne S.A., operator of Etap hotels belonging to Orbis S.A. These two companies did not execute any related party transactions during 9 months of 2006, while during 9 months of 2007, revenues from the lease of Etap hotels amounted to PLN 2 321 thousand.
- with PBP Orbis Sp. z o.o., Orbis Transport Sp. z o.o. and PH Majewicz net sales of trademark during 9 months of 2007 equaled PLN 1 960 thousand. During three quarters of 2006 these revenues amounted to PLN 1 686 thousand.
- with Hekon - Hotele Ekonomiczne S.A. net sales under mutual service contract during 9 months of 2007 amounted to PLN 2 395 thousand, and costs PLN 1 927 thousand. In the corresponding period of 2006, revenues under these transactions amounted to PLN 2 137 thousand and costs PLN 1 290 thousand.
- with Hekon - Hotele Ekonomiczne S.A. costs of interest on borrowings during 9 months of 2007 amounted to PLN 4 677 thousand and in the corresponding period of 2006, the cost of interest on bonds came to PLN 3 559 thousand.

No transactions involving transfer of rights and obligations, either free of charge or against consideration, were executed between the Company and related parties:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management Board and Supervisory Board of Orbis S.A., its subsidiaries and associates.

(all amounts are quoted in PLN thousand, unless otherwise stated)

10. CHANGES IN ACCOUNTING POLICIES

Full presentation of the accounting policies is provided in point 2.1 of the notes to the consolidated financial statements of the Orbis Group for the semi-annual period of 2007.

The differences between the figures disclosed in the balance sheet for 9 months ended September 30, 2006 presented in these condensed stand-alone financial statements and figures as at September 30, 2006, disclosed in the condensed interim financial statements prepared as at December 31, 2006 and for 12 months ended on December 31, 2006, as well as their impact upon the result and the cashflow statement for 9 months of 2006 are set out below.

Changes in the balance sheet, the income statement and the cashflow account as at September 30, 2006:

BALANCE SHEET	As at Sept. 30, 2006, published on Dec. 31, 2006		Differences	As at Sept. 30, 2006, current figures
Non-current assets	1 997 935	1.	(10 429)	1 987 506
Current assets	178 078		0	178 078
Total assets	2 176 013		(10 429)	2 165 584
Equity	1 624 645	2.	(77 756)	1 546 889
Non-current liabilities	298 890	3.	67 327	366 217
Current liabilities	252 478		0	252 478
Total equity and liabilities	2 176 013		(10 429)	2 165 584

INCOME STATEMENT	3 months ended Sept. 30, 2006, published on Sept. 30, 2006		Differences	3 months ended Sept. 30, 2006, current figures
Gross profit (loss) on sales	128 935	4.	2 623	131 558
Profit (loss) from operating activities	53 443	5.	647	54 090
Net profit (loss) for the financial year	33 968	6.	(834)	33 134

CASH FLOW STATEMENT	3 months ended Sept. 30, 2006, published on Sept. 30, 2006	Differences	3 months ended Sept. 30, 2006, current figures
Net cash flows from operating activities	60 295	0	60 295
Net cash flows from investing activities	(87 660)	0	(87 660)
Net cash flows from financing activities	22 590	0	22 590
Change in total net cash flows and their equivalents	(4 775)	0	(4 775)

	BALANCE SHEET	
1.	Presentation of Assets and Provisions for net deferred tax	10 429
2.	Impact of the Provision established for deferred tax upon retained earnings	(77 756)
3.	Establishment of Provision for deferred tax with the addition of the value of estimated rights to perpetual usufruct of land received free of charge from the commune	67 327
	INCOME STATEMENT	
4.	Reclassification of income and costs of lease of investment property	794
-	Reclassification of costs of trade marks	(39)
-	Reclassification of unused provisions for employee benefits	1 868
	Total 4.	**2 623**

(all amounts are quoted in PLN thousand, unless otherwise stated)

5.	Reclassification of income and costs of lease of investment property	(794)
-	Reclassification of costs of trade marks	39
-	Reclassification of unused provisions for employee benefits	(1 868)
-	Reclassification of interest on deposits and receivables and foreign exchange differences	647
	Total 4+5	**647**
6.	Reclassification of interest on deposits and receivables and foreign exchange differences	(647)
-	Recalculation of the income tax	(834)
	Total 4+5+6	**(834)**

11. EVENTS AFTER THE BALANCE SHEET DATE

The event after the balance sheet date is described in point 12 of the consolidated financial statements of the Orbis Group.

12. SHAREHOLDERS

As at November 14, 2007, the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand and comprises of 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined according to the holding of shares and their percentage share in the share capital as at November 14, 2007, disclosed in the notifications submitted to the Company under Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholder	No. of shares held as at Nov. 14, 2007 (no. of voting rights at the GM)	% share in share capital as at Nov. 14, 2007 (% share in total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares from Aug. 14, 2007, to Nov. 14, 2007 (since submission of last financial statements)
Accor S.A.:	**20 955 773**	**45,48%**	4,9%
[including a subsidiary of Accor S.A. - ACCOR POLSKA Sp. z o. - former: Societe d'Exploitation HOTEK POLSKA Sp. z o.o.]:	*2 303 849*	*4,99%*	-
BZ WBK AIB Asset Management S.A. - customers under management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.*:	**7 524 757**	**16,33%**	-
[including securities accounts of investment funds managed by BZ WBK AIB Towarzystwo Funduszy Inwestycyjnych S.A]:	*4 624 770*	*10,04%*	*0,11%*
Commercial Union OFE BPH CU WBK:	**2 338 652**	**5,08%**	-
Pioneer Pekao Investment Management S.A. (PPIM) - all clients (as regards portfolios managed by PPIM):	**2 332 876**	**5,06%**	-
[including portfolios of Pioneer investment funds managed by PIONEER PEKAO INVESTMENT MANAGEMENT S.A.]:	*2 313 646*	*5,02%*	-

(all amounts are quoted in PLN thousand, unless otherwise stated)

13. CHANGES IN THE HOLDING OF ISSUER'S SHARES BY MANAGING AND SUPERVISING PERSONS IN THE PERIOD SINCE THE LAST QUARTERLY REPORT

No changes have occurred in respect of the holding of Orbis S.A. shares by managing and supervising person since the date of submission of the last quarterly report.

As at November 14, 2007, members of the Management Board held the following shares in Orbis S.A.:

1. Jean Philippe Savoye - President of the Management Board
   holds 1,000 shares of Orbis S.A.
2. Krzysztof Andrzej Gerula - First Vice-President of the Management Board
   holds 2,607 shares of Orbis S.A.
3. Ireneusz Andrzej Węgłowski - Vice-President of the Management Board
   holds 3,000 shares of Orbis S.A.
4. Yannick Yvon Rouvrais - Member of the Management Board
   does not hold any Orbis S.A. shares
5. Marcin Szewczykowski - Member of the Management Board
   does not hold any Orbis S.A. shares

According to the information in possession of the Company, as at November 14, 2007, members of the Supervisory Board (of the Board's 7th tenure) held the following shares in Orbis S.A.:

1. Claude Moscheni
   does not hold any Orbis S.A. shares
2. Erez Boniel
   does not hold any Orbis S.A. shares
3. Michael Flaxman
   holds 268 Orbis S.A. shares
4. Christophe Guillemot
   does not hold any Orbis S.A. shares
5. Elżbieta Czakiert
   hold 511 Orbis S.A. shares
6. Artur Gabor
   does not hold any Orbis S.A. shares
7. Jacek Kseń
   does not hold any Orbis S.A. shares
8. Jarosław Szymański
   does not hold any Orbis S.A. shares
9. Andrzej Procajło
   does not hold any Orbis S.A. shares
10. Christian Karaoglanian
    does not hold any Orbis S.A. shares

14. LITIGATION PENDING BEFORE COURTS, ARBITRATION OR PUBLIC ADMINISTRATION BODIES

Description of major litigations pending before courts, arbitration or public administration bodies is provided in point 15 of the notes to the consolidated interim financial statements of the Orbis Group.

END